Form 10-K, Exhibit 13
period 1993-12-25
PREMARK INTERNATIONAL INC
filed 1994-03-21
CIK 800575

EXHIBIT 13

FINANCIAL REVIEW

The information contained in this financial review should be read in conjunction with the consolidated financial information provided on pages 26 to 40 of this Annual Report.

RESULTS OF OPERATIONS

OVERALL

Sales and Net Income (Loss)   Sales increased by 5 percent in
1993 to $3.1 billion. All segments reported strong improvement other than the Food Equipment Group, which reported a moderate decline attributable to its European operations.
    The improvement in 1993 follows a comparable percentage increase in reported sales in 1992 over 1991. The increase in 1992 reflected strength in Tupperware's European and Asia Pacific operations, the Food Equipment Group, and Ralph Wilson Plastics.
    Net income in 1993 was $172.5 million versus a net loss of $79.3 million reported in 1992. The prior year's net loss included an after-tax restructuring charge of $111.4 million, and net charges of $83.9 million for the adoption of two new accounting standards. Net income in 1993 would have increased 49 percent over 1992, excluding these unusual items. The increase was driven by higher sales volume throughout Tupperware and its lower U.S. cost structure. A lower effective tax rate, along with record volume at Ralph Wilson Plastics, record profit at West Bend and significantly higher results in the domestic operations of the Food Equipment Group, also contributed to the improvement. Weakness at the Food Equipment Group in Europe and adhesive warranty costs at Ralph Wilson Plastics had negative impacts on 1993 results.
     Compared with 1991, net income in 1992, excluding the unusual items, improved by $13.7 million. The 13 percent increase was the result of substantially lower interest expense, significant profit improvement in the U.S. Food Equipment Group and Tupperware Europe, and a lower tax rate. These improvements were partially offset by lower results in Tupperware's U.S. and Latin American operations as well as in Food Equipment Group Europe, and higher costs in the Decorative Products Group.
     In 1993, 45 percent of Premark's sales and 62 percent of total segment profit were generated outside the United States. In 1992, 47 percent of sales and 70 percent of segment profit, excluding the Tupperware restructuring charge, were generated outside the United States.

Costs and Expenses   The cost of products sold in relation to
sales was 51.8 percent in 1993, 53.3 percent in 1992 and 53.8 percent in 1991. Reduced manufacturing costs and increased capacity utilization at Tupperware U.S., as a result of the consolidation of manufacturing operations; more favorable pricing at Tupperware Europe; and higher volume, lower costs and nominally higher prices at Food Equipment Group U.S. had favorable impacts on the ratio in 1993, compared with 1992. These factors were somewhat offset by increased adhesive warranty costs at Ralph Wilson Plastics. There was a consistent relationship between the components of sales and cost of sales in 1992 versus 1991.
     Delivery, sales and administrative expenses as a percentage of sales were 39.9 percent in 1993, compared with 39.7 percent in 1992 and 38.9 percent in 1991. There was no significant change in the 1993 ratio as cost increases and decreases were comparable, in percentage terms, with sales increases and decreases throughout the company's operating segments. The 1992 increase from 1991 was mainly due to increased promotional and marketing expenses at Tupperware, as well as additional annual expenses for retiree medical benefits due to the adoption of a new accounting standard.
     The $136.7 million pretax charge recorded by Tupperware in 1992 was primarily for the restructuring of the U.S. business. In implementing the restructuring, Tupperware ceased manufacturing at its Halls, Tennessee facility, wrote down certain other manufacturing assets and took steps to strengthen its distribution network.

Tax Rate   The effective tax rate in 1993 was 24.9 percent. This
compares with 32.0 percent in 1992 before the restructuring charge and 36.0 percent in 1991. The lower tax rate in 1993 was attributable to improved operating income that allowed the recognition of previously reserved tax assets for temporary differences and foreign tax credits. The lower tax rate in 1992 compared with 1991 was due to two primary factors: lower income taxes on foreign source income due to the use of foreign tax credits, and a reduction in the domestic effective tax rate attributable to the decrease in the deferred tax asset valuation allowance recorded as a result of the change in accounting for deferred tax assets.

Net Interest Expense   Interest expense, net of interest income,
was $26.1 million in 1993, comparable with the $26.6 million of net expense in 1992. In 1991, net interest expense was $43.5 million due to higher debt levels resulting from the 1990 acquisition of Florida Tile and a stock repurchase program completed in the first half of 1990. Additionally, $75 million of long-term debt was refinanced in February 1992 with commercial paper borrowings at lower interest rates.

SEGMENTS

TUPPERWARE

Sales and Segment Profit 1993 vs. 1992   Sales were $1.23 billion
in 1993, an 11 percent increase from $1.11 billion in 1992. All regions made strong contributions to the increase. Excluding foreign exchange effects, sales increased by 15 percent. Segment profit improved to $171.0 million from a reported loss of $25.3 million in 1992. After adjusting for the effect of 1992's pretax restructuring charge of $136.7 million, 1993's segment profit increased by $59.6 million from 1992. All regions had significant gains, with the United States showing the most dramatic improvement. In 1993, the worldwide average active sales force was 6 percent higher than in 1992. For 1993 and 1992, respectively, Tupperware accounted for 40 percent and 38 percent of Premark's sales and generated 61 percent and 51 percent, excluding the 1992 restructuring charge, of Premark's segment profit.

Regional Results   Europe continues to be Tupperware's largest
market, accounting for 44 percent of total Tupperware sales in 1993. Sales grew by 8 percent from 1992 despite the negative effect of foreign exchange rates. Profits were up significantly on substantial volume and pricing improvements in Germany and volume improvement in Austria, partially offset by lower volume in Spain.
     Asia Pacific's sales rose by 11 percent over 1992 to $307.8 million, and segment profit was up sharply. The region's sales accounted for 25 percent of Tupperware's 1993 total. Results benefited from higher volume in Japan and certain other smaller markets. This was partially offset by a less advantageous sales mix in Japan and lower volume in Korea.
     In the United States, sales of $234.1 million were 11 percent higher than in 1992 and accounted for 19 percent of Tupperware's sales. Segment profit improved to $12.5 million from a prior year loss of $21.5 million, after excluding 1992's restructuring charge. The sharp improvement was due to the combination of the higher sales, reflecting an 11 percent increase in the active sales force, and lower manufacturing costs resulting from the restructuring actions taken beginning in 1992. Cost savings arising from the restructuring amounted to approximately $25 million in 1993.
     Latin America's sales rose to $120.8 million, 16 percent higher than in 1992, and represented 10 percent of Tupperware's sales. The strong sales increase was led by higher volume in Argentina and improved pricing in Mexico. The area reported a significant increase in segment profit on continued strength in Mexico and improved operations in other markets.

1992 vs. 1991   In 1992, Tupperware's sales grew by 3 percent to
$1.11 billion from $1.08 billion in 1991. Higher sales in Europe and Asia Pacific, together with favorable foreign exchange rates, more than offset declines in the United States and Latin America. Segment profit, however, was significantly affected by the 1992 restructuring charge, which resulted in a $25.3 million loss for the year compared with segment profit of $121.2 million in 1991. Excluding the charge, profit would have been down 8 percent mainly due to lower results in the United States and Latin America as well as higher promotional costs worldwide.

FOOD EQUIPMENT GROUP

Sales and Segment Profit 1993 vs. 1992   Food Equipment Group's
worldwide sales of $1.01 billion in 1993 decreased by 4 percent from 1992. Excluding the negative effect of foreign exchange rates on the comparison, 1993 sales were even with 1992 as moderately higher U.S. sales were offset by a decline in Europe. Segment profit of $51.3 million was up 3 percent from the $49.6 million reported for 1992 as improved U.S. margins more than offset weaker European results. The Food Equipment Group contributed 32 percent and 36 percent of Premark's sales, and 18 percent and 23 percent, excluding the 1992 Tupperware restructuring charge, of segment profit in 1993 and 1992, respectively.

Regional Results   Sales in the United States rose 4 percent to
$610.3 million in 1993 led by strong improvement in shipments to restaurants and other institutions comprising the foodservice market and a modest increase in service revenue. The higher sales were the result of higher unit volume and nominal price increases. Nearly all major product lines experienced increases. Segment profit increased sharply from the higher sales and continued cost-reduction efforts.
     European sales declined 17 percent compared with 1992 because of the negative impact of foreign exchange rates and lower volume stemming from the recessionary environment in several markets. Likewise, despite cost-reduction measures taken last year, segment profit was off sharply due to the lower sales and production volumes. Domestic operations accounted for 60 percent and 56 percent of the group's sales and 79 percent and 66 percent of its segment profit in 1993 and 1992, respectively.

1992 vs. 1991   Worldwide, Food Equipment Group sales in 1992
increased more than 4 percent to $1.05 billion from $1.01 billion in 1991. The increase was the result of higher volume in the United States and Europe. Favorable foreign exchange rates also contributed to the increase. Segment profit rose nearly 21 percent to $49.6 million from $41.1 million in 1991, as higher sales volume and cost-reduction efforts in the United States led to substantial improvement, which more than countered sharply lower profits in Europe.

CONSUMER AND DECORATIVE PRODUCTS

Sales and Segment Profit 1993 vs. 1992   Consumer and Decorative
Products sales in 1993 rose 10 percent to $857.7 million from $779.4 million with all units in the segment reporting strong sales increases. Segment profit was essentially flat in 1993 at $56.2 million compared with $55.9 million in 1992, as the higher sales were offset by increased costs at Ralph Wilson Plastics, Florida Tile and Precor. Consumer and Decorative Products accounted for 28 percent and 26 percent of Premark's sales, and 21 percent and 26 percent, before the 1992 Tupperware restructuring charge, of segment profit in 1993 and 1992, respectively.

Decorative Products Group   Group sales in 1993 were $618.3
million, which represents an 8 percent improvement from 1992. At Ralph Wilson Plastics, sales rose 6 percent to a record $429.2 million in 1993, but segment profit declined due to adhesive warranty claims. Excluding charges for the adhesives issue, profit would have been at a record level based on improved unit volume and pricing, and lower manufacturing costs. The company has not been able to predict the aggregate cost of the adhesive issue. Reserves have been provided based upon an evaluation of past claim information and are subject to revision based on an ongoing review of new claim data. Charges could continue in 1994 and beyond.
     Florida Tile's 1993 sales posted a good increase on volume improvements in all lines. Segment profit, however, was significantly lower than in 1992 due to costs to improve the unit's distribution system and for asset disposals and environmental matters. Tibbals had sharply higher sales as the result of increased volume in all of its lines except parquet. Segment profit approached breakeven for the year, a significant increase over 1992, as a result of the higher volume and improvement at its Somerset plant.

Consumer Products Group   In 1993, West Bend had a double digit
percentage increase in sales on the strength of new products and its direct to-the-home cookware business, which led to record segment profit. Precor reported a strong sales improvement in 1993 on the strength of treadmill volume. Segment profit, however, fell significantly because of lower prices and costs associated with developing commercial and export markets.

1992 vs. 1991   In 1992, sales in the Consumer and Decorative
Products segment rose 7 percent to $779.4 million from $729.0 million in 1991 due to higher volume in the Decorative Products group. Segment profit was down 8 percent to $55.9 million from $60.9 million as slight improvements at Ralph Wilson Plastics and West Bend were overshadowed by declines at Florida Tile, Precor and Tibbals.

FINANCIAL CONDITION

Liquidity and Capital Resources   Working capital was $251.8
million at the end of 1993, compared with $251.0 million in 1992 and $256.8 million in 1991. The current ratio was 1.3-to-1 at the end of 1993, 1992 and 1991. On February 1, 1994, the company called its $150 million 8 3/8% notes, which had a stated maturity date in 1997. The redemption was funded through available cash and the issuance of commercial paper at more favorable interest rates. At December 25, 1993, $45 million of the $150 million of 8 3/8% notes was classified as long-term, representing the portion expected to be financed throughout 1994 using commercial paper borrowings. The build up of cash in anticipation of the redemption, along with higher inventories and accounts receivable, offset by higher accounts payable and the classification of $105 million of the 8 3/8% notes as short-term, accounted for the slight increase in 1993's working capital. The 1992 decline in working capital was due to decreases in accounts and notes receivable, primarily as a result of reclassification from short-term to long-term, as well as lower inventories and cash, and an increase in accrued liabilities, all of which was mostly offset by a decline in short-term debt.
     The total debt-to-capital ratio at the end of 1993 was 27.7 percent, compared with 29.6 percent at the end of 1992. As of December 25, 1993, the company had unused lines of credit of $456.1 million, including $250 million under an unsecured revolving credit facility, which expires in May 1995. Future cash flows, lines of credit and other short-term financing arrangements are expected to be adequate to fund operating and investing requirements.

Operating Activities   In 1993, cash provided by operating
activities was $254.5 million compared with $239.8 million in 1992 and $323.3 million in 1991. The 1993 increase over the previous year reflects the improvement in income partially offset by increased working capital needs to support the higher level of business. Cash provided by operating activities in 1992 was lower than in 1991, as the absence of a significant reduction in inventories was only partially offset by an increase in the levels of accounts payable and accruals.

Investing Activities   Capital expenditures amounted to $146.1
million in 1993, $136.7 million in 1992 and $96.6 million in 1991. A higher level of machinery and equipment purchases to support Tupperware's European operations in 1993, and completion of the Tupperware Korea plant in 1992, respectively, accounted for significant portions of the increases over 1991. Capital expenditures are expected to be approximately $170 million in 1994.

Share Repurchase   In May 1993, the company announced it would
purchase up to three million of its shares of common stock over five years, with volume and timing to depend on market conditions. The purpose of the program is to minimize the fluctuation in the number of shares outstanding resulting from the exercise of employee stock options. Shares acquired will be used to satisfy the exercise of stock options as well as for other general corporate needs. Purchases will be made in the open market and will be financed primarily by cash flow from operations. Through December 25, 1993, and February 28, 1994, 569,400 and 989,700 shares have been repurchased at an average cost of $70 and $75 per share, respectively.

Dividends   In 1993, dividends declared per common share were
$1.09, up from $0.96 in 1992 and $0.84 in 1991. Quarterly
dividends increased to 28 cents and 25 cents in the second quarters of 1993 and 1992, respectively.

NEW ACCOUNTING STANDARDS

In 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." This standard requires the recognition on the accrual basis of the company's obligation to provide certain benefits to former or inactive employees after they leave employment but before retirement. As Premark's existing policies included accrual basis accounting for many of the benefits covered by SFAS No. 112, the cumulative pretax effect of adopting the new standard was only $2.1 million. This amount has been included as a component of "Other expense, net" in the 1993 Consolidated Statement of Operations.
     In 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other then Pensions," and SFAS No. 109, "Accounting for Income Taxes." The $98.9 million negative after-tax effect of adopting SFAS No. 106 and the $15.0 million benefit of adopting SFAS No. 109 were both recorded in 1992. The incremental annual expense of accounting for postretirement benefits other than pensions, under SFAS 106 rather than the company's previous accounting method, was $6 million in 1993 and $8 million in 1992.

IMPACT OF INFLATION AND FOREIGN EXCHANGE

Inflation continues at a low level in the United States and recently has not had a significant impact on the company's domestic operations. A significant portion of Premark's profits comes from international operations. As a result, its earnings and financial position are subject to fluctuation in foreign currency exchange rates. A strengthening U.S. dollar generally has a negative impact on both. The company uses financial instruments, including forward contracts, foreign currency borrowings, currency swaps and financial guarantees, to hedge its exposure to certain foreign exchange risk as appropriate.

SELECTED FINANCIAL DATA
(Dollars in millions, except per share amounts)      1993        1992        1991        1990        1989        1988        1987
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating results

Net Sales:
  Tupperware                                     $1,229.7    $1,112.3    $1,076.3    $1,019.2    $  949.1    $  895.1    $  829.4
  Food Equipment Group                            1,009.9     1,054.3     1,010.4       999.0       931.8       874.0       808.9
  Consumer and Decorative Products                  857.7       779.4       729.0       703.2       634.9       555.8       489.3
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
     Total net sales                             $3,097.3    $2,946.0    $2,815.7    $2,721.4    $2,515.8    $2,324.9    $2,127.6
                                                 =========   =========   =========   =========   =========   =========   =========
Segment profit (loss):
  Tupperware                                     $  171.0    $  (25.3)   $  121.2    $   64.9    $  104.2    $  115.7    $   65.2
  Food Equipment Group                               51.3        49.6        41.1        26.9        21.8        57.8        53.3
  Consumer and Decorative Products                   56.2        55.9        60.9        66.1        59.4        58.1        50.7
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
     Total segment profit                           278.5        80.2       223.2       157.9       185.4       231.6       169.2
Unallocated expenses                                (22.7)      (19.7)      (19.8)      (19.7)      (20.7)      (22.9)      (27.8)
Interest expense, net                               (26.1)      (26.6)      (43.5)      (39.1)      (22.3)      (12.1)      (15.3)
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before income taxes and
  cumulative effect of accounting changes           229.7        33.9       159.9        99.1       142.4       196.6       126.1
Provision for income taxes                           57.2        29.3        57.6        47.1        64.0        75.4        54.6
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before cumulative
  effect of accounting changes                      172.5         4.6       102.3        52.0        78.4       121.2        71.5
Cumulative effect of accounting changes                -        (83.9)         -           -           -        (15.9)         -
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss)                                $  172.5    $  (79.3)   $  102.3    $   52.0    $   78.4    $  105.3    $   71.5
                                                 =========   =========   =========   =========   =========   =========   =========
Per share:
  Income before cumulative effect
    of accounting changes                        $   5.15    $   0.14    $   3.25    $   1.64    $   2.24    $   3.50    $   2.08
  Net income (loss)                                  5.15       (2.41)       3.25        1.64        2.24        3.03        2.08
                                                 =========   =========   =========   =========   =========   =========   =========

Profitability ratios

As a percent of sales:
  Tupperware segment profit (loss)                   13.9%      (2.3)%      11.3%        6.4%        11.0%      12.9%        7.9%
  Food Equipment Group segment profit                 5.1        4.7         4.1         2.7          2.3        6.6         6.6
  Consumer and Decorative
    Products segment profit                           6.6        7.2         8.4         9.4          9.4       10.5        10.4
  Total segment profit                                9.0        2.7         7.9         5.8          7.4       10.0         8.0
  Net income (loss)                                   5.6       (2.7)        3.6         1.9          3.1        4.5         3.4
Return on average equity                             22.7      (10.3)       12.8         6.7         10.1       14.9        11.5
Return on average invested capital<F1>               19.3       (5.6)       11.2         6.4          9.0       12.6         9.5
_____________

<F1>  Net income plus after-tax interest expense divided by average long-term debt and equity.
/TABLE

(Dollars in millions, except per share amounts)      1993        1992        1991        1990        1989        1988        1987
                                                 ---------   ---------   ---------   ---------   ---------   ---------   ---------
Financial condition

Working capital                                  $  251.8    $  251.0    $  256.8    $  367.5    $  440.4    $  430.0    $  477.2
Property, plant and equipment, net                  671.5       654.6       701.8       719.9       509.5       494.0       464.2
Total assets                                      2,117.0     1,958.8     2,034.0     2,034.3     1,757.2     1,655.2     1,585.7
Short-term borrowings and current
  portion of long-term debt                         143.4        24.6       121.4        73.9        77.3        88.9        53.0
Long-term debt                                      168.0       274.2       278.5       495.9       254.1       237.9       235.7
Shareholders' equity                                811.9       710.3       836.4       757.9       800.6       754.4       663.1
Current ratio                                         1.3         1.3         1.3         1.6         1.7         1.8         1.9
Long-term debt-to-equity                             20.7%       38.6%       33.3%       65.4%       31.7%       31.5%       35.5%
Total debt-to-capital                                27.7%       29.6%       32.4%       42.9%       29.3%       30.2%       30.3%

Other data

Net cash provided by operating activities        $  254.5    $  239.8    $  323.3    $  221.7    $  131.4    $  132.8    $  182.1
Capital expenditures                                146.1       136.7        96.6       183.2       103.4       104.1        87.2
Depreciation and amortization                       111.9       118.0       115.3       101.2        84.3        76.0        70.5
Advertising                                          42.5        43.0        37.4        32.9        28.8        30.0        32.4
Research and development                             41.0        41.3        31.2        31.4        28.7        24.5        25.4
Number of employees (thousands)                      23.9        24.2        24.0        25.4        24.7        24.0        22.8

Common stock data

Dividends declared per share                     $   1.09    $   0.96    $   0.84    $   0.84    $   0.78    $   0.53    $   0.29
Dividend payout ratio<F1>                              +         29.5%       51.2%       37.5%       25.7%       25.5%         +
Average shares outstanding (thousands)             33,521      32,914      31,511      31,824      35,078      34,721      34,313
Year-end book value per share                    $  25.45    $  22.33    $  26.87    $  24.67    $  23.53    $  22.27    $  19.67
Year-end price/earnings ratio                       15.58      (17.43)      12.50       10.59       13.73       10.40       10.76
Year-end market/book ratio                           3.15        1.88        1.51        0.70        1.31        1.41        1.14
Year-end shareholders (thousands)                    26.9        29.0        31.3        33.7        36.3        39.3        43.5
_____________

<F1>  Dividends declared per share divided by prior year earnings per share.

CONSOLIDATED STATEMENT OF OPERATIONS
(In millions, except per share amounts)                      Dec. 25,    Dec. 26,    Dec. 28,
                                           Year ended            1993        1992        1991
                                                             ---------   ---------   ---------
Net sales                                                    $3,097.3    $2,946.0    $2,815.7
                                                             ---------   ---------   ---------

Costs and expenses

  Cost of products sold                                       1,604.2     1,579.0     1,514.5
  Delivery, sales and administrative expense                  1,236.6     1,169.7     1,095.8
  Interest expense                                               32.1        35.1        55.7
  Interest income                                                (6.0)       (8.5)      (12.2)
  Other expense, net                                              0.7         0.1         2.0
  Restructuring costs                                              -        136.7          -
                                                             ---------   ---------   ---------
    Total costs and expenses                                  2,867.6     2,912.1     2,655.8
                                                             ---------   ---------   ---------
Income before income taxes and
  cumulative effect of accounting changes                       229.7        33.9       159.9
Provision for income taxes                                       57.2        29.3        57.6
                                                             ---------   ---------   ---------
Income before cumulative effect
  of accounting changes                                         172.5         4.6       102.3
Cumulative effect of change in accounting for:
    Income taxes                                                   -         15.0          -
    Postretirement benefits (net of $41.1 tax benefit)             -        (98.9)         -
                                                             ---------   ---------   ---------
Net income (loss)                                            $  172.5    $  (79.3)   $  102.3
                                                             =========   =========   =========
Net income (loss) per common and common equivalent share:
  Before cumulative effect of accounting changes             $   5.15    $   0.14    $   3.25
  Cumulative effect of change in accounting for:
    Income taxes                                                   -         0.46          -
    Postretirement benefits                                        -        (3.01)         -
                                                             ---------   ---------   ---------
Net income (loss) per common and common equivalent share     $   5.15    $  (2.41)   $   3.25
                                                             =========   =========   =========

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                          Dec. 25,    Dec. 26,    Dec. 28,
(In millions)                                               Year ended        1993        1992        1991
                                                                          ---------   ---------   ---------
Cash flows from operating activities
Net income (loss)                                                         $  172.5    $  (79.3)   $  102.3
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
    Depreciation and amortization                                            111.9       118.0       115.3
    Loss (gain) on sale of assets                                              3.6        (0.5)        1.4
    Foreign exchange gain, net                                                (1.9)       (1.7)       (0.9)
    Cumulative effect of changes in accounting for:
      Income taxes                                                              -        (15.0)         -
      Postretirement benefits                                                   -         98.9          -
    Write-down of manufacturing facilities                                      -         60.4          -
Changes in assets and liabilities, excluding effects of acquisitions:
    (Increase) decrease in accounts and notes receivable                     (35.7)       18.3        (4.4)
    (Increase) decrease in inventory                                         (45.3)        6.8        72.1
    Increase in deferred income taxes                                        (15.8)      (30.4)       (2.9)
    Increase in accounts payable and accruals                                 41.5        61.8        34.9
    Increase in income taxes payable                                           5.4         9.0        10.5
    Other                                                                     18.3        (6.5)       (5.0)
                                                                          ---------   ---------   ---------
      Net cash provided by operating activities                              254.5       239.8       323.3
                                                                          ---------   ---------   ---------
Cash flows from investing activities
Capital expenditures                                                        (146.1)     (136.7)      (96.6)
Other                                                                         11.1         0.7         5.2
                                                                          ---------   ---------   ---------
      Net cash used in investing activities                                 (135.0)     (136.0)      (91.4)
                                                                          ---------   ---------   ---------
Cash flows from financing activities
Repayment of long-term debt                                                   (5.5)      (86.2)      (17.8)
Net increase (decrease) in short-term debt                                    15.4       (20.2)     (153.3)
Proceeds from long-term debt                                                   2.5         1.9         0.8
Purchase of equipment for lease                                                 -           -        (35.9)
Proceeds from equipment lease receivable                                        -          1.9        33.4
Payment of dividends                                                         (33.8)      (29.0)      (25.9)
Proceeds from exercise of stock options                                       12.9        14.1         8.7
Purchase of treasury stock                                                   (36.3)         -           -
                                                                          ---------   ---------   ---------
      Net cash used in financing activities                                  (44.8)     (117.5)     (190.0)
                                                                          ---------   ---------   ---------
Effect of exchange rate changes on cash and cash equivalents                  (6.7)       (2.3)        4.7
                                                                          ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents                          68.0       (16.0)       46.6
Cash and cash equivalents at beginning of year                                72.0        88.0        41.4
                                                                          ---------   ---------   ---------
Cash and cash equivalents at end of year                                  $  140.0    $   72.0    $   88.0
                                                                          =========   =========   =========

See Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET
                                                                                       Dec. 25,    Dec. 26,
(In millions, except share amounts)                                                        1993        1992
                                                                                       ---------   ---------
Assets

Cash and cash equivalents                                                              $  140.0    $   72.0
Accounts and notes receivable, less allowances of $37.1 in 1993 and $34.5 in 1992         434.4       414.2
Inventories                                                                               441.2       410.8
Deferred income tax benefits                                                               96.3        78.8
Prepaid expenses                                                                           27.5        25.4
                                                                                       ---------   ---------
      Total current assets                                                              1,139.4     1,001.2
                                                                                       ---------   ---------
Investments, long-term receivables, less
  allowances of $29.0 in 1993 and $36.1 in 1992, and deferred charges                     123.8       112.1
Property, plant and equipment, net                                                        671.5       654.6
Intangibles, less accumulated amortization of $73.8 in 1993 and $66.1 in 1992             182.3       190.9
                                                                                       ---------   ---------
      Total assets                                                                     $2,117.0    $1,958.8
                                                                                       =========   =========

Liabilities and shareholders' equity

Accounts payable                                                                       $  194.4    $  165.9
Short-term borrowings and current portion of long-term debt                               143.4        24.6
Accrued liabilities                                                                       549.8       559.7
                                                                                       ---------   ---------
      Total current liabilities                                                           887.6       750.2
                                                                                       ---------   ---------
Long-term debt                                                                            168.0       274.2
Accrued postretirement benefit cost                                                       144.5       140.1
Deferred income taxes                                                                       9.0        10.3
Other liabilities                                                                          96.0        73.7
Shareholders' equity:
  Preferred stock, $1.00 par value, authorized 50,000,000 shares; issued - none              -           -
  Common stock, $1.00 par value, authorized 200,000,000 shares;
    issued 34,501,920 shares                                                               34.5        34.5
Capital surplus                                                                           582.3       566.4
Retained earnings                                                                         418.7       286.8
Treasury stock, 2,595,387 shares at December 25, 1993
    and 2,694,832 shares at December 26, 1992, at cost                                    (93.0)      (69.3)
Unearned portion of restricted stock issued for future service                             (1.0)       (2.2)
Cumulative foreign currency adjustments                                                  (129.6)     (105.9)

                                                                                       ---------   ---------
      Total shareholders' equity                                                          811.9       710.3
                                                                                       ---------   ---------
      Total liabilities and shareholders' equity                                       $2,117.0    $1,958.8
                                                                                       =========   =========

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                     Number of shares                    Amounts
                                     -----------------  ------------------------------------------------------
                                                                                                   Cumulative
                                                                                                      foreign
                                     Common   Treasury   Common   Capital   Retained   Treasury      currency
(In millions)                         stock      stock    stock   surplus   earnings      stock   adjustments
                                     -------  ---------  -------  --------  ---------  ---------  ------------
December 29, 1990                      34.5       (3.8)   $34.5    $571.7     $320.2     $(97.1)       $(67.4)
  Net income                                                                   102.3
  Cash dividends declared                                                      (26.0)
  Treasury stock issued for option
   and restricted stock plans                      0.4               (2.4)                 10.3
  Translation adjustments                                                                                (7.6)
                                     -------  ---------  -------  --------  ---------  ---------  ------------
December 28, 1991                      34.5       (3.4)    34.5     569.3      396.5      (86.8)        (75.0)
  Net loss                                                                     (79.3)
  Cash dividends declared                                                      (30.4)
  Treasury stock issued for option
   and restricted stock plans                      0.7               (2.9)                 17.5
  Translation adjustments                                                                               (30.9)
                                     -------  ---------  -------  --------  ---------  ---------  ------------
December 26, 1992                      34.5       (2.7)    34.5     566.4      286.8      (69.3)       (105.9)
  Net income                                                                   172.5
  Cash dividends declared                                                      (34.8)
  Purchase of treasury stock                      (0.6)                                   (39.6)
  Treasury stock issued for option
   and restricted stock plans and
   related tax benefits                            0.7               15.9       (5.8)      15.9
  Translation adjustments                                                                               (23.7)
                                     -------  ---------  -------  --------  ---------  ---------  ------------
December 25, 1993                      34.5       (2.6)   $34.5    $582.3     $418.7     $(93.0)      $(129.6)
                                     =======  =========  =======  ========  =========  =========  ============

See Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1  Summary of Significant Accounting Policies

Principles of Consolidation   The consolidated financial
statements include the accounts of Premark and all of its subsidiaries. Intercompany accounts and transactions have been eliminated. The company's fiscal year ends on the last Saturday of December.

Cash and Cash Equivalents   The company considers all highly
liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories   Inventories are valued at the lower of cost or
market. Inventory cost includes cost of raw material, labor and overhead. Substantially all domestic inventories are valued on the last-in, first-out (LIFO) cost method. For the remaining inventories - approximately 44 percent - the first-in, first-out
(FIFO) cost method is generally used. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $56.0 million higher at the end of 1993 and 1992.

Property and Depreciation   Properties are stated at the lower of
cost or fair value. An impairment loss is recognized for the difference between estimated fair value and carrying value when the carrying value of an asset, including associated intangibles, exceeds the sum of estimated undiscounted future cash flows. Depreciation is determined on a straight-line basis over estimated useful lives. Generally, the estimated useful lives are 10 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment. Upon the sale or retirement of property, plant and equipment, a gain or loss is recognized. Expenditures for maintenance and repairs are charged to expense.

Intangibles   The excess of cost over the fair value of net
assets of businesses acquired ($164.1 million in 1993 and $169.6 million in 1992) and other intangibles are being amortized over periods ranging up to 40 years.

Postemployment and Postretirement Benefits   The company adopted
SFAS No. 112, "Employers' Accounting for Postemployment Benefits" in 1993. This standard requires the company to recognize the cost of certain benefits provided to former or inactive employees on the accrual basis rather than when they are paid. The cumulative pretax effect of adopting this standard was $2.1 million, which has been included as a component of "Other expense, net" in the 1993 Consolidated Statement of Operations.
     In 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its retiree medical and life insurance plans. Under SFAS No. 106, the company accrues the cost of retiree benefits during the years that employees provide service. The company's past practice was to recognize these costs on a cash basis. As part of adopting the new standard, the company recorded a one-time, non-cash charge of $140.0 million before taxes, or $98.9 million after tax in 1992. The new standard resulted in additional annual expense of approximately $6 million in 1993 and $8 million in 1992.

Revenue Recognition   Revenue is recognized when product is
shipped.

Advertising and Research and Development Costs   Advertising and
research and development costs are charged to expense as incurred.

Income Taxes   In 1992, the company adopted SFAS No. 109,
"Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. SFAS No. 109 requires an assessment, which includes anticipating future income, in determining the likelihood of realizing deferred tax assets. The cumulative effect of this change was a benefit to income of $15.0 million in 1992.
     The company previously followed SFAS No. 96 in accounting for income taxes, under which only reversing temporary differences were considered when recording the deferred tax assets and liabilities.

Net Income (Loss) Per Share   Net income (loss) per share is
based upon the weighted average number of common shares and common equivalent shares, consisting of stock options, outstanding during the year.

Foreign Currency Translation   Results of operations for foreign
subsidiaries are translated into U.S. dollars using the average exchange rates during the year. The assets and liabilities, other than those of operations in highly inflationary countries, are translated into U.S. dollars using the exchange rates at the balance sheet date. Resulting translation adjustments are recorded in a separate component of shareholders' equity, "Cumulative Foreign Currency Adjustments." Gains and losses on transactions that hedge the value of investments in foreign subsidiaries also are included in shareholders' equity. Gains and losses on foreign currency transactions and translation of financial statements of subsidiaries in highly inflationary countries are included in income. Foreign exchange (losses) gains included in income before taxes in 1993, 1992 and 1991 were $(1.8) million, $(1.4) million and $1.0 million, respectively.

Note 2  Tupperware Restructuring Charge

In 1992, the company recorded a pretax charge of $136.7 million ($111.4 million after tax, or $3.39 per share) primarily to consolidate manufacturing capacity and restructure the Tupperware U.S. distribution system. Of that amount, $60.4 million related to the write-down of Tupperware's Halls, Tennessee manufacturing facility and certain other manufacturing assets to their estimated net realizable values. The charge included $45.6 million to restructure and strengthen Tupperware's distribution network in the United States. The remaining $30.7 million related to shutdown costs, including severance, relocation and transfer costs. The restructuring plan was intended to result in manufacturing capacity and related overhead consistent with U.S. sales levels, and in improved distributor profitability.

Note 3  Inventories
[CAPTION]
(In millions)                   1993       1992
                              ------     ------
[S]                           [C]        [C]
Finished goods                $196.8     $183.5
Work in process                 65.1       64.5
Raw materials and supplies     179.3      162.8
                              ------     ------
Total inventories             $441.2     $410.8
                              ======     ======

In 1993 and 1992, certain inventories were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect was to increase net income by $0.4 million in 1993 and $2.9 million in 1992.

Note 4  Property, Plant and Equipment
[CAPTION]
(In millions)                                1993         1992
                                         --------     --------
[S]                                      [C]          [C]
Land                                     $   32.0     $   34.0
Buildings and improvements                  381.8        374.9
Machinery and equipment                   1,132.6      1,064.2
Construction in progress                     60.0         52.6
                                         --------     --------
Total property, plant and equipment       1,606.4      1,525.7
Less accumulated depreciation               934.9        871.1
                                         --------     --------
Property, plant and equipment, net       $  671.5     $  654.6
                                         ========     ========

Note 5  Accrued Liabilities
[CAPTION]
(In millions)                                1993         1992
                                         --------     --------
[S]                                      [C]          [C]
Compensation and employee benefits       $  121.8     $  120.0
Warranties and maintenance
  service agreements                         74.8         65.3
Insurance                                    60.9         56.0
Restructuring reserves                       52.1         70.8
Taxes other than income taxes                51.4         47.8
Advertising and promotion                    43.0         41.3
Income taxes                                 17.3         26.3
Other                                       128.5        132.2
                                         --------     --------
Total accrued liabilities                $  549.8     $  559.7
                                         ========     ========
Note 6  Financing Arrangements

Short-term Borrowings
[CAPTION]
(Dollars in millions)           1993      1992      1991
                               ------   -------   -------
[S]                            [C]      [C]       [C]
Total short-term borrowings
  at year-end                  $35.0    $ 19.1    $ 35.6
Weighted average interest
  rate at year-end               5.4%     11.3%     10.4%
Average borrowings
  during the year              $28.3    $ 80.7    $149.6
Weighted average interest
  rate for the year              8.5%      6.3%      8.3%
Maximum borrowings
  during the year              $54.3    $117.5    $210.4

     The average borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. All short-term borrowings are obligations of foreign entities at the end of 1993.

Long-term Debt
[CAPTION]
(Dollars in millions)                1993       1992
                                   ------     ------
[S]                                [C]        [C]
8 3/8% notes due 1997              $150.0     $150.0
10 1/2% notes due 2000              100.0      100.0
5.95% - 6.5% industrial revenue
  bonds due 1996-2009                17.9       20.0
Other                                 8.5        9.7
                                   ------     ------
                                    276.4      279.7
Less current portion                108.4        5.5
                                   ------     ------
Total long-term debt               $168.0     $274.2
                                   ======     ======

     Interest paid in 1993, 1992 and 1991 was $30.6 million, $37.4 million and $50.7 million, respectively.
     The company's 8 3/8% long-term notes were called at par on February 1, 1994. The redemption was funded through available cash and the issuance of commercial paper. As of December 25, 1993, $45.0 million of the $150 million of borrowings outstanding were classified as long-term, representing the portion expected to be financed throughout 1994 using commercial paper borrowings.
     Based on the borrowing rates currently available to the company for long-term debt with similar terms and average maturities, the fair value of the 10 1/2% notes at the end of 1993 is $122.6 million. The fair value of the remaining long-term debt approximates its book value.
     The company had unused lines of credit amounting to $456.1 million at December 25, 1993, including $250 million under an unsecured revolving credit facility, which expires in May 1995.
     Total principal payments due on long-term debt in the five years subsequent to December 25, 1993, are as follows: 1994 - $153.4 million; 1995 - $1.3 million; 1996 - $0.7 million; 1997 -
$0.8 million; and 1998 - $4.3 million. The 1994 amount includes $150 million for the company's 8 3/8% notes, which had been irrevocably called for February 1, 1994 redemption, prior to the 1993 fiscal year end. Under agreements entered into prior to the spinoff of Premark from Dart & Kraft, Inc., Dart guaranteed certain long-term indebtedness of Kraft, Inc. and its subsidiaries. As of December 25, 1993, such outstanding debt totaled $10.6 million.

Operating Leases   Rental expense for operating leases (reduced
by sublease income of approximately $1 million in 1993 and $2 million in each of 1992 and 1991) totaled $79.6 million in 1993, $75.0 million in 1992 and $75.6 million in 1991. Approximate minimum rental commitments under noncancelable operating leases in effect at December 25, 1993, are: 1994 - $37.7 million; 1995 - $24.7 million; 1996 - $15.4 million; 1997 - $12.6 million; 1998 -
$5.9 million; after 1998 - $32.6 million.

Other Financial Instruments   The company manages its exposure to
fluctuations in foreign currency exchange rates using financial instruments that include forward contracts, foreign currency borrowings, currency swaps and financial guarantees. The counterparties to these agreements are major international financial institutions. The company continually monitors its positions and the credit ratings of its counterparties and believes the risk of incurring losses related to credit risk is remote.
     At December 25, 1993, the company had forward exchange contracts maturing between January 10 and December 15, 1994, to purchase $18.0 million and sell $111.0 million in foreign currencies at fixed rates on the value dates. The company also had a currency swap to exchange 37.1 million German Deutsche Marks on October 2, 1995, for $20.0 million. The fair value of forward exchange contracts is calculated using published year end exchange rates.

Note 7  Income Taxes

The domestic and foreign components of income (loss) before income taxes were as follows:

[CAPTION]
(In millions)                 1993        1992        1991
                            -------     -------     -------
[S]                         [C]         [C]         [C]
Domestic                    $164.4      $(18.9)     $ 53.3
Foreign                       65.3        52.8       106.6
                            -------     -------     -------
Total                       $229.7      $ 33.9      $159.9
                            =======     =======     =======

     The provision for income taxes charged to continuing operations was as follows:

[CAPTION]
(In millions)                 1993        1992        1991
                            -------     -------     -------
[S]                         [C]         [C]         [C]
Current
Federal                     $ 26.7      $ 20.6      $ 10.6
Foreign                       43.7        40.4        47.6
State                          5.0        (0.9)        4.1
                            -------     -------     -------
                              75.4        60.1        62.3
                            -------     -------     -------

Deferred
Federal                      (12.1)      (22.4)       (5.7)
Foreign                       (5.2)       (9.5)        3.2
State                         (0.9)        1.1        (2.2)
                            -------     -------     -------
                             (18.2)      (30.8)       (4.7)
                            -------     -------     -------
Total                       $ 57.2      $ 29.3      $ 57.6
                            =======     =======     =======

     The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

[CAPTION]
(In millions)                  1993        1992        1991
                             -------     -------     -------
[S]                          [C]         [C]         [C]
Amount computed using
  statutory rate             $ 80.4      $ 11.5      $ 54.4
Increase (reduction) in taxes
  resulting from:
    Foreign tax
      benefits recognized     (27.9)      (22.9)       (9.4)
    Unrecognized portion of
      federal deferred
      tax assets              (16.1)       24.0         5.2
    Foreign income taxes       10.9        14.1         8.7
    Repatriation of
      foreign earnings          4.7         1.6         1.4
    Effect of U.S. statutory
      rate increase on net
      deferred tax asset       (2.5)         -           -
    Net amortization
      of intangibles            1.6         1.6         1.6
    State taxes                 2.4        (1.7)        1.2
    Other                       3.7         1.1        (5.5)
                             -------     -------     -------
Total                        $ 57.2      $ 29.3      $ 57.6
                             =======     =======     =======

     In 1993, the company recognized $16.3 million of benefits for deductions associated with the exercise of employee stock options. These benefits were added directly to capital surplus and are not reflected in the provision for income taxes.
     In 1991, the company purchased computer equipment for $35.9 million and leased it back to the sellers. A portion of the future rent receivable was sold to a third party. This transaction resulted in taxable income for federal and state purposes, but not for financial statement purposes.
     Deferred tax assets (liabilities) are comprised of the
following:
[CAPTION]
(In millions)                        1993         1992
                                  --------     --------
[S]                               [C]          [C]
Depreciation                      $ (69.8)     $ (67.2)
Undistributed earnings
  of subsidiaries                    (7.3)        (7.0)
Other                                (3.1)        (4.5)
                                  --------     --------
Gross deferred tax liabilities      (80.2)       (78.7)
                                  --------     --------
Postretirement benefits              59.7         55.7
Restructuring reserves               41.5         56.7
Computer leasing transactions        25.6         31.8
Tax carryforwards                    22.7         17.0
Employee benefit accruals            22.6         24.3
Self-insurance reserves              17.5         17.0
Bad debt reserves                    17.5         14.7
Other                                55.9         43.1
                                  --------     --------
Gross deferred tax assets           263.0        260.3
                                  --------     --------
Valuation allowance                 (66.7)       (84.6)
                                  --------     --------
Net deferred tax assets           $ 116.1      $  97.0
                                  ========     ========

     The net decrease in the deferred tax asset valuation allowance during 1993 was $17.9 million. The reserve decreased due to improvement in operating income allowing the recognition of previously reserved domestic tax assets for temporary differences and foreign tax credits. These decreases were partially offset by reserves applicable to assets recognized in the current year at certain foreign entities. In determining the amount of its valuation allowance against its deferred tax assets, the company has used certain assumptions about levels of future pretax income that are consistent with historical results.
     Provision has been made for U.S. federal income taxes to be paid on that portion of the undistributed earnings of certain foreign subsidiaries expected to be remitted to the parent company. Undistributed earnings expected to be permanently reinvested totaled $200.3 million at December 25, 1993. Foreign withholding taxes payable, if these earnings were distributed, would be approximately $18.0 million.
     At December 25, 1993 the company has foreign net operating loss carryforwards of $14.7 million. Of the total, $12.9 million expire at various dates from 1994 to 1999, and the remainder have unlimited lives. The company also has alternative minimum tax credit carryforwards of approximately $8.0 million that are available to reduce future regular federal income taxes.
     The company paid income taxes in 1993, 1992 and 1991 of $48.9 million, $66.2 million and $54.9 million, respectively.

Note 8  Retirement Benefit Plans

Pension Plans   The company has various pension plans covering
substantially all domestic employees and certain employees in other countries.
     The company's actuarial cost method used in determining pension expense is the projected unit credit method. Generally, annual cash contributions are equal to the minimum funding amounts required by ERISA for U.S. plans.
     Net pension expense included the following components:

[CAPTION]
(In millions)                     1993       1992       1991
                                -------    -------    -------
[S]                             [C]        [C]         [C]
Service cost on benefits
  earned during the year        $ 11.6     $ 10.6      $10.4
Interest cost on benefits
  earned in prior years           22.7       21.5       20.6
Return on plan assets
  Actual gain                    (32.6)     (22.3)     (40.6)
  Deferred gain (loss)             9.0       (0.7)      18.6
                                -------    -------    -------
Net gain recognized              (23.6)     (23.0)     (22.0)
Net amortization                  (1.6)      (1.1)      (0.4)
                                -------    -------    -------
Net pension expense             $  9.1     $  8.0     $  8.6
                                =======    =======    =======

     The assumed long-term rates of return on assets used in determining net pension expense were: U.S. plans - 9%; foreign-funded plans - various rates from 6.5% to 10%. The assumed discount rates used in determining the actuarial present value of the projected benefit obligation were: U.S. plans - 7.25% at December 25, 1993, and 8.5% at December 26, 1992; foreign plans - various rates from 5.0% to 10.0%. The assumed rates of increase in future compensation levels were: U.S. plans - 6%; foreign plans - various rates from 3.0% to 8.0%. The funded status of the company's plans is as follows:

[CAPTION]
                                U.S. plans     Foreign plans
                               -------------    -------------
(In millions)                  1993    1992     1993    1992
                               -----   -----    -----   -----
[S]                          [C]     [C]      [C]     [C]
Actuarial present value of
  benefit obligations:
    Vested benefits          $216.8  $177.9   $ 50.0  $ 42.3
    Nonvested benefits          7.7     5.9      4.8     3.5
                             ------- -------  ------- -------
Accumulated benefit
  obligation                  224.5   183.8     54.8    45.8
Effect of projected future
  salary increases             39.8    29.4     18.5    16.9
                             ------- -------  ------- -------
Projected benefit
  obligation                  264.3   213.2     73.3    62.7
Plan assets at fair value -
  primarily equity securities
  and corporate and
  government bonds            257.0   248.2     42.7    36.3
                             ------- -------  ------- -------
Plan assets (less than)
  in excess of projected
  benefit obligation           (7.3)   35.0    (30.6)  (26.4)
Unrecognized prior
  service cost                  2.3     3.1      1.6     1.2
Unrecognized net loss (gain)   22.2   (16.8)     7.4     6.3
Unrecognized net transition
  (asset) obligation          (15.6)  (17.8)     4.3     5.4
                             ------- -------  ------- -------
Prepaid pension asset
  (liability)                $  1.6  $  3.5   $(17.3) $(13.5)
                             ======= =======  ======= =======

     The accumulated benefit obligations of certain plans, primarily at foreign locations, exceeded plan assets. For those plans, the obligations were $39.8 million and $24.1 million for 1993 and 1992, respectively. The fair value of those plans' assets at the end of 1993 and 1992 were $17.9 million and $6.2 million, respectively.
     There are also several savings, thrift and profit-sharing plans. The company's contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $14.9 million in 1993, $14.6 million in 1992 and $13.7 million in 1991.

Medical and Life Insurance Benefits

In addition to providing pension benefits, the company provides certain postretirement health care and life insurance benefits for selected U.S. and Canadian employees. Most employees and retirees outside the United States are covered by government health care programs. Employees may become eligible for these benefits if they reach normal retirement age while working for the company and satisfy years of service requirements. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost sharing features such as deductibles and coinsurance. The medical plans include an allowance for Medicare for post-65 retirees.
     The net periodic postretirement benefit costs for 1993 and 1992 are:

[CAPTION]
(In millions)                         1993          1992
                                    -------       -------
[S]                                 [C]           [C]
Service cost                        $  2.9        $  3.1
Interest on accumulated
  postretirement benefit
  obligation                          11.8          11.9
Net amortization                      (0.5)           -
                                    -------       -------
Total                               $ 14.2        $ 15.0
                                    =======       =======

     The expense recognized for retiree health care and life insurance benefits was $5.7 million in 1991.
     The projected liabilities, which are not funded, are reconciled to the amounts recognized in the company's statement of financial position as follows:

[CAPTION]
(In millions)                         1993          1992
                                    -------       -------
[S]                                 [C]           [C]
Accumulated postretirement
  benefit obligation:
    Retirees                        $ 96.2        $ 95.9
    Other fully eligible
      participants                    18.0          17.0
    Other active participants         39.1          37.4
                                    -------       -------
                                     153.3         150.3
Unrecognized prior service
  benefit                             10.0           -
Unrecognized loss                     (9.5)         (2.1)
                                    -------       -------
Accrued postretirement
  benefit cost                       153.8         148.2
Less current portion                   9.3           8.1
                                    -------       -------
Total long-term accrued
  postretirement benefit cost       $144.5        $140.1
                                    =======       =======

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 25, 1993 and 8.5% at December 26, 1992. The assumed health care cost trend rate is 13% for the pre-65 plan and 10% for the post-65 plan for 1993. These rates are assumed to decrease by 1% per year until an ultimate level of 6% is reached and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 25, 1993 by $15.6 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by $2.0 million.
     The company continues to evaluate ways in which it can improve management of these benefits and control the costs. Any changes in the plans or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.

Note 9  Incentive Compensation Plans

Incentive Plans   Key employees, including officers of the
company, earned approximately $17.5 million in 1993, $12.7 million in 1992 and $19.4 million in 1991 under the Annual Incentive Plan and other incentive plans. As of December 25, 1993, 482 employees participated in these plans. The company's Long-Term Incentive Plan is comprised of performance-based incentive programs available to key employees who make substantial contributions to the company's long-term financial objectives. Payouts are based entirely on achievement of financial objectives; no payouts are made unless a threshold level of financial performance is attained. In 1993, $6.8 million was earned under these programs.

Restricted Stock Plan   The company's Restricted Stock Plan
authorizes the issuance of restricted stock to retain key employees, including officers. The maximum number of shares of common stock that may be issued under the plan may not exceed 1,000,000. The holding periods, prior to any vesting occurring on restricted shares, range from one to five years. Restrictions lapse on the majority of unvested shares awarded to date in 1994 and 1995. Compensation expense is determined by reference to the market value of the stock on the date of award and is being amortized over the period during which the restrictions lapse. The expense was $0.6 million in 1993, $1.1 million in 1992 and $2.4 million in 1991. Restricted stock activity in 1993 and 1992 is summarized below:

[CAPTION]
                                                    Shares
                                                 available
                               Outstanding    for issuance
                               -----------    ------------
[S]                                [C]            [C]
Balance at December 28, 1991       150,009         103,520
Shares awarded                      33,250         (33,250)
Shares forfeited                    (3,600)          3,600
Shares released                    (30,242)             -
                                   --------        --------
Balance at December 26, 1992       149,417          73,870
Shares awarded                       1,200          (1,200)
Shares forfeited                   (20,350)         20,350
Shares released                    (35,867)             -
                                   --------        --------
Balance at December 25, 1993        94,400          93,020
                                   ========        ========

Stock Option Plans   The company's Stock Option Plan authorizes
the grant of stock options to officers and other key employees of the company. As of December 25, 1993, 449 employees participated in the plan. The maximum number of shares of common stock that may be granted under the Stock Option Plan may not exceed 5,500,000. The exercise prices of options granted to date have been the fair market value of the shares on the date of grant. Options have a term of 10 years and one day, and all options that are not exercisable at December 25, 1993 become exercisable three years after the date of grant. Options outstanding will expire during the period December 26, 1996 through November 2, 2003. No charges have been reflected in income for any period with respect to these options.
     In May 1993, the company's stockholders approved a Director Stock Plan under which non-employee directors may elect to receive stock options for up to 2,000 shares of the company's common stock in lieu of all or part of their annual retainers. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted and have a term of 10 years. Directors' stock options have exercise prices that compensate for the foregone cash retainer based on the market price of the company's stock on the date of grant. This amount has been recognized as an expense by the company. The number of shares available for grant under this plan is 300,000.
     Stock option activity in 1993 and 1992 is summarized below:

[CAPTION]
                                                     Average
                             Shares subject     option price
                                  to option        per share
                             --------------     ------------
[S]                               [C]                 [C]
Balance at December 28, 1991      3,582,400           $22.74
Options granted                     652,100            36.33
Options canceled                    (73,500)           23.86
Options exercised                  (663,359)           21.33
                                  ----------          ------
Balance at December 26, 1992      3,497,641            25.52
Options granted                     365,700            74.44
Options canceled                    (83,600)           32.47
Options exercised                  (774,731)           21.20
                                  ----------          ------
Balance at December 25, 1993      3,005,010           $32.39
                                  ==========          ======

     Shares reserved for future grants at December 25, 1993, December 26, 1992 and December 28, 1991, were 463,750, 445,850 and 1,024,450, respectively.
     Options to purchase 1,490,210 and 1,595,591 shares were exercisable at December 25, 1993 and December 26, 1992, respectively.

Note 10  Segments of the Business

The company has the following business segments: Tupperware-plastic food storage and serving containers, microwave cookware, and educational toys; Food Equipment Group- commercial food equipment for the foodservice and food retail industries; and Consumer and Decorative Products-home appliances, direct-to-the-home cookware, physical fitness equipment, decorative laminates, ceramic tile and prefinished hardwood flooring.

Segments of Business by Classes of Products
[CAPTION]

(In millions)                  1993        1992        1991
                           ---------   ---------   ---------
[S]                        [C]         [C]         [C]
Net sales
  Tupperware               $1,229.7    $1,112.3    $1,076.3
  Food Equipment Group      1,009.9     1,054.3     1,010.4
  Consumer and
    Decorative Products       857.7       779.4       729.0
                           ---------   ---------   ---------
Total net sales            $3,097.3    $2,946.0    $2,815.7
                           =========   =========   =========
Segment profit (loss)
  Tupperware               $  171.0    $  (25.3)<F1>$ 121.2
  Food Equipment Group         51.3        49.6        41.1
  Consumer and
    Decorative Products        56.2        55.9        60.9
                           ---------   ---------   ---------
Total segment profit          278.5        80.2       223.2
  Unallocated expenses        (22.7)      (19.7)      (19.8)
  Interest expense, net       (26.1)      (26.6)      (43.5)
                           ---------   ---------   ---------
Income before income taxes
  and cumulative effect of
  accounting changes       $  229.7    $    33.9   $  159.9
                           =========   =========   =========
Identifiable assets
  Tupperware               $  711.7    $   619.7   $  624.1
  Food Equipment Group        583.5        571.8      618.2
  Consumer and
    Decorative Products       646.5        624.5      660.7
  Corporate                   175.3        142.8      131.0
                           ---------   ---------   ---------
Total identifiable assets  $2,117.0     $1,958.8   $2,034.0
                           =========   =========   =========
Depreciation and amortization
  Tupperware               $   42.5     $   49.9   $   45.9
  Food Equipment Group         25.0         27.3       28.3
  Consumer and
    Decorative Products        41.1         38.5       37.3
  Corporate                     3.3          2.3        3.8
                           ---------   ---------   ---------
Total depreciation
  and amortization         $  111.9     $  118.0   $  115.3
                           =========   =========   =========
Capital expenditures
  Tupperware               $   85.4     $   79.7   $   49.6
  Food Equipment Group         22.4         26.0       19.8
  Consumer and
    Decorative Products        36.4         30.3       26.6
  Corporate                     1.9          0.7        0.6
                           ---------   ---------   ---------
Total capital expenditures $  146.1     $  136.7   $   96.6
                           =========   =========   =========

[FN]
<F1>  Includes a $136.7 million charge primarily to restructure
      Tupperware U.S.

Segments of Business by Geographical Areas

[CAPTION]
(In millions)                  1993        1992        1991
                           --------    --------    --------
[S]                        [C]         [C]         [C]
Net sales
  United States            $1,693.3    $1,569.7    $1,544.5
  Europe                      882.4       908.7       810.2
  Asia Pacific                311.7       278.2       253.9
  Latin America               131.3       111.9       115.1
  Canada                       78.6        77.5        92.0
                           --------    --------    --------
Total net sales            $3,097.3    $2,946.0    $2,815.7
                           ========    ========    ========

Segment profit (loss)
  Europe                   $  115.4    $  107.1    $   98.7
  United States               106.1       (53.9)       71.2
  Asia Pacific                 38.5        19.3        29.5
  Latin America                14.0         9.3        15.7
  Canada                        4.5        (1.6)        8.1
                           --------    --------    --------
Total segment profit       $  278.5    $   80.2    $  223.2
                           ========    ========    ========

Identifiable assets
  United States            $1,175.6    $1,077.3    $1,179.3
  Europe                      462.7       455.4       460.2
  Asia Pacific                196.0       191.6       167.8
  Latin America                79.4        61.5        55.0
  Canada                       28.0        30.2        40.7
  Corporate                   175.3       142.8       131.0
                           --------    --------    --------
Total identifiable assets  $2,117.0    $1,958.8    $2,034.0
                           ========    ========    ========


     Sales to a single customer did not exceed 10 percent of total sales. Export sales were insignificant. In the Consumer and Decorative Products segment the only class of products that accounted for more than 10 percent of combined sales is decorative laminates with sales of approximately $429 million in 1993, $405 million in 1992 and $368 million in 1991.
     Unallocated expenses are corporate expenses and other items not related to the operations of the segments. Corporate assets consist of cash and assets maintained for general corporate purposes. As of December 25, 1993, the company's net investment in international operations was $416.5 million.

Note 11  Contingencies

The company and certain subsidiaries are involved in litigation and various legal matters that are being defended and handled in the ordinary course of business. Included among these matters are environmental issues for which the company estimates its range of possible exposure as $19 million to $44 million. The company anticipates that any necessary expenditures would be made over the next 10 years. As of December 25, 1993, the company has accrued $20.9 million for these matters. The company has not recorded any significant claims against third parties associated with these accruals. None of the company's contingencies are expected to have a material adverse effect on its financial position, results of operations or any individual year's cash flow.

Note 12  Quarterly summary (unaudited)

Following is a summary of the unaudited interim results of operations, the dividends declared per share of common stock and the price range of the common stock composite for each quarter in the years ended December 25, 1993 and December 26, 1992.

[CAPTION]

                             First   Second    Third   Fourth
                           quarter  quarter  quarter  quarter
                           -------  -------  -------  -------
(In millions, except
  per share amounts)
[S]                         [C]      [C]      [C]      [C]
Year ended December 25, 1993
Net sales                   $706.1   $763.2   $744.8   $883.2
Cost of products sold        365.5    388.5    395.3    454.9
Net income                    24.0     41.0     32.9     74.6
Net income per share          0.72     1.22     0.98     2.21
Dividends declared
  per share                   0.25     0.28     0.28     0.28
Composite stock price range:
  High                      49       59       65 5/8   83 3/4
  Low                       38 1/4   45 1/4   54 1/2   61
  Close                     46 1/4   54 1/4   63 1/4   80 1/4

Year ended December 26, 1992
Net sales                   $678.4   $731.5   $712.9   $823.2
Cost of products sold        364.4    385.7    395.4    433.5
Net income (loss) before
  cumulative effect of
  accounting changes          19.1     29.4    (94.7)    50.8
Net income (loss)            (64.8)    29.4    (94.7)    50.8
Per share:
  Net income (loss) before
    cumulative effect of
    accounting changes        0.58     0.89    (2.89)    1.55
  Net income (loss)          (1.97)    0.89    (2.89)    1.55
  Dividends declared
    per share                 0.21     0.25     0.25     0.25
Composite stock price range:
  High                      50 1/4   51 1/4   37 1/4   42 1/2
  Low                       39       29 3/4   32 1/2   34
  Close                     45 1/2   35       37 1/4   42

     During the third quarter of 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes," retroactive to the beginning of 1992. The first and second quarters' results for 1992 have been restated to reflect the effects of the changes in the accounting methods. See notes 1 and 7.
     Also in the third quarter of 1992, the company recorded a $136.7 million pretax charge primarily to consolidate manufacturing capacity and restructure the Tupperware U.S. distribution system. See note 2.

Note 13  Shareholders' Rights Plan

In 1989, the company adopted a shareholders' rights plan with a duration of 10 years, under which shareholders received a dividend of a right to purchase a share of common stock for each share owned. The rights are exercisable if 20 percent of the company's common stock is acquired or threatened to be acquired, and the rights are redeemable by the company if exercisability has not been triggered. Under certain circumstances, if 30 percent of the company's shares are acquired, a right entitles the holder to buy shares of the company equal to twice the $125 exercise price of each right. Upon acquisition of the company by a third party, a holder could receive the right to purchase stock in the acquirer. The foregoing percentage thresholds may be reduced to not less than 15 percent.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Premark
International, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Premark International, Inc. and its subsidiaries at December 25, 1993 and December 26, 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Premark International, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in Note 1 to the financial statements, Premark International, Inc. changed its method of accounting for postretirement benefits other than pensions and income taxes in 1992 to reflect the requirements of SFAS No. 106, "Employers Accounting for Postretirement Benefits other than Pensions" and SFAS No. 109, "Accounting for Income Taxes."

Price Waterhouse
Chicago, Illinois                            February 11, 1994


REPORT OF MANAGEMENT

The management of Premark is responsible for the preparation of the financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include amounts that are based upon management's best estimates and judgments, as appropriate. Price Waterhouse has audited these financial statements and has expressed an independent opinion thereon.
     The company maintains internal control systems, policies and procedures designed to provide reasonable assurances that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial information. There are inherent limitations in all internal control systems based on the fact that the cost of such systems should not exceed the benefits derived. Management believes the company's systems provide the appropriate balance of costs and benefits. The company also maintains an internal auditing function that evaluates and reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.
     The Audit Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically and independently with management, the internal auditors and Price Waterhouse to discuss the company's internal accounting controls, auditing and financial reporting matters. Both the internal auditors and Price Waterhouse have unrestricted access to the Audit Committee.
     Management recognizes its responsibility for conducting the company's affairs in a manner that is responsive to the interests of its shareholders and its employees. This responsibility is characterized in the Code of Conduct, which provides that the company will fully comply with laws, rules and regulations of every country in which it operates and will observe the rules of ethical business conduct. Employees of the company are expected and directed to manage the businesses of the company accordingly.


Warren L. Batts                  Lawrence B. Skatoff
Chairman of the Board            Senior Vice President
and Chief Executive Officer      and Chief Financial Officer