Form 10-K, Exhibit 13
period 1994-12-31
PREMARK INTERNATIONAL INC
filed 1995-03-21
CIK 800575

EXHIBIT 13

                            FINANCIAL REVIEW

The information contained in this financial review should be read in conjunction with the consolidated financial information provided on pages 32 to 45 of this Annual Report.

RESULTS OF OPERATIONS

OVERALL

Net Sales and Net Income (Loss)
Net sales in 1994 increased by 11 percent to a record $3.5 billion. All businesses reported strong improvement over 1993, led by a robust Food Equipment Group performance. In 1993, net sales increased by 5 percent over 1992 as all businesses other than the Food Equipment Group had strong gains.

Net income for 1994 was a record $225.5 million, 31 percent higher than in 1993, reflecting double digit percentage point gains by all businesses except Florida Tile, which had a loss. The biggest factors in the improvement were record performance at the Food Equipment Group, led by its U.S. operations, and a substantial increase at Tupperware, as well as record performance by West Bend and very strong Ralph Wilson Plastics results. Additionally, interest expense was lower than in 1993 due to lower average rates and outstanding borrowings. Partially offsetting these improvements was a higher effective tax rate in 1994 compared with 1993.

In 1993, net income was $172.5 million versus a net loss of $79.3 million reported in 1992. The net loss in 1992 included a $111.4 million after-tax restructuring charge at Tupperware, and net charges of $83.9 million for the adoption of two new accounting standards. Net income in 1993 would have increased by 49 percent over 1992, excluding these unusual items. The increase was primarily the result of improvement by Tupperware.

In 1994 and 1993, 45 percent of Premark's sales, and 58 percent and 62 percent, respectively, of its segment profit were generated outside of the United States.

Costs and Expenses
The cost of products sold in relation to sales was 51.8 percent in 1994 and 1993, and 53.6 percent in 1992. The more favorable ratio in 1993 compared with 1992 was the result of reduced manufacturing costs and increased capacity utilization at Tupperware U.S. as a result of the consolidation of manufacturing operations; more favorable pricing at Tupperware Europe; and lower costs and nominally higher prices at the Food Equipment Group in the United States. These factors were somewhat offset by increased adhesive claims costs at Ralph Wilson Plastics. Delivery, sales and administrative expenses as a percentage of sales were 39.0 percent in 1994, compared with 39.9 percent in 1993 and 39.7 percent in 1992.

The $136.7 million pretax charge recorded by Tupperware in 1992 was primarily for the restructuring of the U.S. business, but also included amounts for costs associated with realigning international manufacturing capacity and other actions. In 1994, $13.2 million of the pretax charge, related to international manufacturing capacity, was reversed after management concluded that certain planned restructuring actions would not be taken due to changes in Tupperware's operating environment.

Tax Rate
The effective tax rate in 1994 was 27.5 percent. This compares with 24.9 percent in 1993 and 32.0 percent in 1992 before the restructuring charge. The most important reason for the higher rate in 1994 was a lesser amount of available foreign tax credits compared with 1993. Partially offsetting this was a lower foreign effective tax rate arising from the recognition of tax assets. The lower tax rate in 1993 compared with 1992 was attributable to improved operating income allowing the recognition of previously reserved tax assets for temporary differences and foreign tax credits.

Net Interest Expense
Interest expense, net of interest income, was $18.1 million in 1994, $26.1 million in 1993, and $26.6 million in 1992. The decrease in 1994 was the result of lower average interest rates and borrowings. The lower rates were achieved largely due to the redemption of the company's $150 million 8 3/8% notes on February 1, 1994. The redemption was partially funded through commercial paper borrowings at lower rates.

SEGMENTS

TUPPERWARE

Sales and Segment Profit 1994 vs. 1993
Sales rose by 8 percent in 1994 to $1.33 billion from $1.23 billion in 1993, led by Asia Pacific and Europe. Excluding the effect of foreign exchange, 1994 sales increased by 7 percent over 1993. Segment profit increased 17 percent to $199.8 million from $171.0 million in 1993. All regions had double digit percentage point increases in segment profit, except for Canada, which had a loss. The worldwide active sales force increased by 15 percent. For 1994 and 1993, respectively, Tupperware accounted for 39 percent and 40 percent of Premark's sales and generated 56 percent and 61 percent of its segment profit.

Regional Results
Sales in Europe increased by 5 percent over 1993 to $566.2 million, and the region had a 13-percent increase in segment profit. This region continues to be Tupperware's largest market, accounting for 42 percent of Tupperware's sales in 1994. The 1994 segment profit increase primarily reflects higher volume in Germany, despite slower sales in the fourth quarter as distributors reduced their inventories.

Asia Pacific's 1994 sales increased by 16 percent over 1993 to $355.6 million, of which 7 percentage points were attributable to favorable foreign exchange rates. Segment profit was up 15 percent, mainly from higher volume in Japan, Korea, and the Philippines, as well as from favorable foreign exchange rates. These gains were partially offset by a major decline in profitability in Australia, in part due to costs incurred to shut down a manufacturing plant. The earthquake in Japan in January 1995 has disrupted a portion of Tupperware's distribution system in that country, and has also had a negative impact on the sales force there. However, the overall impact of these factors is not expected to affect the company materially.

Sales in the United States improved by 2 percent in 1994 over 1993, totaling $239.7 million. Segment profit was $16 million, a 28-percent increase over the previous year. The improvements were due to a larger active sales force, the effect of which was partially offset by manufacturing and distribution inefficiencies, as well as the costs associated with some excess inventories.

Latin America's sales rose substantially in 1994 to $143.2 million from $120.8 million in 1993, led by higher volume in Mexico, and a surge in Brazil, due to improved pricing as well as higher volume. The region also had a substantial improvement in segment profit from the higher sales. The devaluation in the Mexican peso in December 1994 had a negative impact on the region's reported fourth quarter 1994 sales and segment profit of $3 million and $1 million, respectively. If the peso continues at its present rate, it will continue to have a negative impact on reported sales and profits compared with the previous year, but the impact is not expected to be material.

1993 vs. 1992
Sales of $1.23 billion in 1993 were 11 percent higher than 1992's sales of $1.11 billion. All regions made strong contributions to the increase. Excluding foreign exchange effects, sales increased by 15 percent. Segment profit improved to $171.0 million from a reported loss of $25.3 million in 1992. After adjusting for the effect of 1992's pretax restructuring charge of $136.7 million, 1993's segment profit increased by $59.6 million from 1992. All regions had significant gains, with the United States showing the most dramatic improvement.

FOOD EQUIPMENT GROUP

Sales and Segment Profit 1994 vs. 1993
The Food Equipment Group's 1994 sales of $1.14 billion were 12 percent higher than 1993's sales of $1.01 billion. The increase reflects very strong U.S. sales, a good improvement in Europe, and the acquisition of distributorships in Japan and Australia in 1994. Segment profit rose 57 percent to $80.6 million from 1993's $51.3 million as a result of the higher volume. Partially offsetting the effect of the higher volume were costs associated with the new operations in Japan and Australia. For 1994 and 1993, respectively, the Food Equipment Group accounted for 33 percent and 32 percent of Premark's sales and generated 23 percent and 18 percent of its segment profit.

Regional Results
Sales in the United States rose by 13 percent in 1994 to $687.8 million due to strong improvements in equipment sales and service revenues. The higher sales were the result of significantly better volume and nominal price increases. All product lines had strong improvements. Segment profit increased substantially as the higher sales were only partially offset by higher operating costs. Domestic operations accounted for 61 percent and 60 percent of the group's sales and 77 percent and 79 percent of its segment profit in 1994 and 1993, respectively.

European sales increased by 7 percent in 1994 reversing the decline that occurred in 1993 compared with 1992. The improvement was led by the United Kingdom and France as European economies began to grow. Segment profit increased sharply as a result of the higher sales, the absence of reduction in force charges recorded in 1993, and the benefit of actions taken associated with those prior year charges.

Sales by the group's other international operations in Canada, Mexico, Japan, and Australia increased by 41 percent in 1994, primarily from the addition of the new operations in Japan and Australia during the year. The segment profit of these other international operations was only modestly above last year, despite the higher sales, primarily reflecting the start-up costs in Japan and Australia.

1993 vs. 1992
Worldwide, the Food Equipment Group's sales in 1993 decreased by 4 percent from 1992 to $1.01 billion. Excluding the negative effect of foreign exchange rates on the comparison, 1993 sales were even with 1992, as moderately higher U.S. sales were offset by a decline in Europe. Segment profit of $51.3 million was up 3 percent from the $49.6 million reported for 1992 as improved U.S. margins more than offset weaker European results.

CONSUMER AND DECORATIVE PRODUCTS

Sales and Segment Profit 1994 vs. 1993
Consumer and Decorative Products sales in 1994 rose 15 percent to $982.8 million from $857.7 million with all units in the segment reporting double digit percentage point increases. Segment profit rose by 35 percent to $75.9 million from $56.2 million in 1993 on record performances at West Bend and Hartco, continued strength at Ralph Wilson Plastics and a substantial improvement by Precor, partially offset by a loss at Florida Tile. Consumer and Decorative Products accounted for 28 percent of Premark's sales and 21 percent of its segment profit in both 1994 and 1993.

Decorative Products Group
In 1994, Decorative Products Group sales rose by 12 percent to $690.0 million. At Ralph Wilson Plastics, sales rose 10 percent to a record $471.4 million due to higher volume and prices. Segment profit improved substantially as a result of the higher sales and lower manufacturing costs, which were only partially offset by higher operating costs.

During 1994 and 1993, respectively, Ralph Wilson Plastics provided $18.0 million and $18.9 million for adhesive claims costs. In late October 1994, the company reached agreement with certain of its insurance carriers with respect to reimbursement for a substantial portion of the adhesive claims. These agreements resulted in fourth quarter payments to the company by the insurance carriers of $34.3 million. Due to the confirmed insurance coverage and the company's current assessment of potential future adhesive claims, the company does not currently expect to record any additional expense associated with this issue. As of December 31, 1994, the company's balance sheet includes accruals totaling $104.5 million associated with these claims, and assets totaling $66.8 million representing future amounts expected to be reimbursed by the insurers.

Florida Tile had a good increase in sales in 1994, mainly due to its new import program. The unit, however, had a segment loss due to costs for new computer systems and accruals made for environmental issues, as well as higher production and operating expenses. Hartco achieved a substantial improvement in sales and segment profit in 1994, after recording a small loss in 1993.
The improvement was due to higher sales volume in all product lines along with a favorable sales mix.

Consumer Products Group
West Bend had record sales and segment profit in 1994 on volume improvement in both its housewares and direct-to-the-home cookware businesses. Sales of bread makers were particularly strong. As a result of the sales improvement, segment profit was up sharply. Despite a softer market in the fourth quarter, Precor also had a good sales increase due to higher treadmill sales. Precor's segment profit increased sharply as a result of the higher volume and a lower cost structure.

1993 vs. 1992
In 1993, Consumer and Decorative Products sales rose 10 percent to $857.7 million from $779.4 million with all units in the segment reporting strong increases. Segment profit was essentially flat in 1993 at $56.2 million compared with $55.9 million in 1992, as the higher sales were offset by increased costs at Ralph Wilson Plastics, Florida Tile and Precor.

FINANCIAL CONDITION

Liquidity and Capital Resources
Working capital was $353.5 million at the end of 1994, compared with $251.8 million in 1993 and $251.0 million at the end of 1992. The current ratio was 1.4-to-1 at the end of 1994 and 1.3-to-1 at the end of 1993 and 1992. On February 1, 1994, the company called its $150 million 8 3/8% notes, which had a stated maturity date in 1997. The redemption was funded through available cash and the issuance of commercial paper at more favorable interest rates. A higher level of inventories to support higher sales and a lower amount of current borrowings were the primary factors in 1994's increase in working capital. In 1993, the buildup of cash in anticipation of the February 1, 1994 redemption, along with higher inventories and accounts receivable, offset by higher accounts payable and the classification of $105 million of the 8 3/8% notes as short-term, accounted for the slight increase in working capital compared with 1992.

The total debt-to-capital ratio at the end of 1994 was 17.5 percent compared with 27.7 percent at the end of 1993. As of December 31, 1994, the company had unused lines of credit of $580.7 million, including $250.0 million under an unsecured revolving credit facility, which expires in May 1999. Future cash flows, lines of credit, and other short-term financing arrangements are expected to be adequate to fund operating and investing requirements.

Operating Activities
In 1994, cash provided by operating activities was $332.7 million compared with $254.5 million in 1993 and $239.8 million in 1992. The 1994 increase over the previous year primarily reflects the improvement in net income. The increase in 1993 compared with 1992 was attributable to higher net income partially offset by increased working capital in support of higher levels of business.

Investing Activities
Capital expenditures amounted to $148.2 million in 1994, $146.1 million in 1993, and $136.7 million in 1992. The level of expenditures has been relatively consistent in recent years reflecting a maintenance level of activity with relatively small incremental projects yearly. Capital expenditures are expected to be approximately $160 million in 1995.

Stock Split and Dividends
On May 4, 1994, the company's board of directors declared a 2-for-1 stock split, which was effected in the form of a 100 percent stock dividend issued to shareholders of record as of June 16, 1994. Share related amounts in the Annual Report reflect this split. In 1994, dividends declared per common share were 74 cents, up from 54 1/2 cents in 1993 and 48 cents in 1992. Quarterly dividends increased to 20 cents and 14 cents in the second quarters of 1994 and 1993, respectively.

Share Repurchase
On March 14, 1995, the company completed its share repurchase plan announced in May 1993. Under the plan, the Company repurchased in the open market 6 million of its shares of common stock at an average cost of $41 per share. Shares acquired are being used to satisfy the exercise of stock options. Of the total, 1,464,600 shares at an average cost of $42 per share were repurchased in fiscal 1994.

NEW ACCOUNTING STANDARDS

In 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." This standard requires the recognition on the accrual basis of the company's obligation to provide certain benefits to former or inactive employees after they leave employment but before retirement. As the company's existing policies included accrual basis accounting for many of the benefits covered by SFAS No. 112, the cumulative pretax effect of adopting the new standard was only $2.1 million.

In 1992, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and SFAS No. 109, "Accounting for Income Taxes." The $98.9 million negative after-tax effect of adopting SFAS No. 106 and the $15.0 million benefit of adopting SFAS No. 109 were both recorded in 1992.

IMPACT OF INFLATION AND FOREIGN EXCHANGE

Inflation as measured by the Consumer Price Index has continued at a low level in the United States. Nevertheless, the company has experienced substantial price increases for certain raw materials. Through the end of 1994, these price increases had not had a significant detrimental effect on the company's gross margins, nor had they led to significant price increases by the company for its products. The company expects to experience additional increases in the cost of many of its raw materials in 1995. The company expects to absorb some of these cost increases through enhanced operating and production efficiencies and to be able to pass along some of these increased costs to its customers in the form of higher selling prices.

A significant portion of the company's profits come from international operations. As a result, its earnings and financial position are subject to fluctuation in foreign currency exchange rates. As a strengthening U.S. dollar generally has a negative impact on both, the company uses financial instruments, including forward contracts, foreign currency borrowings, and currency swaps, to hedge its exposure to certain foreign exchange risk as appropriate.

SELECTED FINANCIAL DATA
(Dollars in millions,               1994        1993        1992        1991        1990        1989        1988        1987
except per share amounts)       ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating results
Net Sales:
  Tupperware                    $1,332.5    $1,229.7    $1,112.3    $1,076.3    $1,019.2    $  949.1    $  895.1    $  829.4
  Food Equipment Group           1,135.5     1,009.9     1,054.3     1,010.4       999.0       931.8       874.0       808.9
  Consumer and Decorative
    Products                       982.8       857.7       779.4       729.0       703.2       634.9       555.8       489.3
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
     Total net sales            $3,450.8    $3,097.3    $2,946.0    $2,815.7    $2,721.4    $2,515.8    $2,324.9    $2,127.6
                                =========   =========   =========   =========   =========   =========   =========   =========
Segment profit (loss):
  Tupperware                    $  199.8    $  171.0    $  (25.3)   $  121.2    $   64.9    $  104.2    $  115.7    $   65.2
  Food Equipment Group              80.6        51.3        49.6        41.1        26.9        21.8        57.8        53.3
  Consumer and Decorative
    Products                        75.9        56.2        55.9        60.9        66.1        59.4        58.1        50.7
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
     Total segment profit          356.3       278.5        80.2       223.2       157.9       185.4       231.6       169.2
Unallocated expenses               (27.2)      (22.7)      (19.7)      (19.8)      (19.7)      (20.7)      (22.9)      (27.8)
Interest expense, net              (18.1)      (26.1)      (26.6)      (43.5)      (39.1)      (22.3)      (12.1)      (15.3)
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before income taxes and
  cumulative effect of accounting
  changes                          311.0       229.7        33.9       159.9        99.1       142.4       196.6       126.1
Provision for income taxes          85.5        57.2        29.3        57.6        47.1        64.0        75.4        54.6
                                  -------    ---------    ---------    ---------    ------    ---------  --------  ----------
Income before cumulative
  effect of accounting changes     225.5       172.5         4.6       102.3        52.0        78.4       121.2        71.5
Cumulative effect of accounting
  changes                           -           -             -        (83.9)         -           -        (15.9)         -
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

     Net income (loss)          $  225.5    $  172.5    $  (79.3)   $  102.3    $   52.0    $   78.4    $  105.3    $   71.5
                                =========   =========   =========   =========   =========   =========   =========   =========
Per share:<F1>
  Income before cumulative effect
    of accounting changes       $   3.39    $   2.57    $   0.07    $   1.62    $   0.82    $   1.12    $   1.75    $   1.04
                                ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income (loss)               $   3.39    $   2.57    $  (1.20)   $   1.62    $   0.82    $   1.12    $   1.52    $   1.04
                                =========   =========   =========   =========   =========   =========   =========   =========

Profitability ratios
As a percent of sales:
  Tupperware segment profit
    (loss)                           15.0%      13.9%      (2.3)%      11.3%        6.4%        11.0%      12.9%        7.9%
  Food Equipment Group
    segment profit                    7.1        5.1        4.7         4.1         2.7          2.3        6.6         6.6
  Consumer and Decorative
    Products segment profit           7.7        6.6        7.2         8.4         9.4          9.4       10.5        10.4
  Total segment profit               10.3        9.0        2.7         7.9         5.8          7.4       10.0         8.0
  Net income (loss)                   6.5        5.6       (2.7)        3.6         1.9          3.1        4.5         3.4
Return on average equity             25.3       22.7      (10.3)       12.8         6.7         10.1       14.9        11.5
Return on average invested
   capital<F2>                       23.0       19.3       (5.6)       11.2         6.4          9.0       12.6         9.5
_____________

<F1>  Reflects a 2-for-1 stock split declared May 4, 1994.
<F2>  Net income plus after-tax long-term interest expense divided by average long-term debt and equity.

(Dollars in millions,                1994        1993        1992        1991        1990        1989        1988        1987
except per share amounts)        ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Financial condition
Working capital                  $  353.5    $  251.8    $  251.0    $  256.8    $  367.5    $  440.4    $  430.0    $  477.2
Property, plant, and
   equipment, net                   711.8       671.5       654.6       701.8       719.9       509.5       494.0       464.2
Total assets                      2,357.9     2,117.0     1,958.8     2,034.0     2,034.3     1,757.2     1,655.2     1,585.7
Short-term borrowings
  and current portion
  of long-term debt                  83.6       143.4        24.6       121.4        73.9        77.3        88.9        53.0
Long-term debt                      122.3       168.0       274.2       278.5       495.9       254.1       237.9       235.7
Shareholders' equity                972.3       811.9       710.3       836.4       757.9       800.6       754.4       663.1
Current ratio                         1.4         1.3         1.3         1.3         1.6         1.7         1.8         1.9
Long-term debt-to-equity             12.6%       20.7%       38.6%       33.3%       65.4%       31.7%       31.5%       35.5%
Total debt-to-capital                17.5%       27.7%       29.6%       32.4%       42.9%       29.3%       30.2%       30.3%

Other data
Net cash provided by
  operating activities           $  332.7    $  254.5    $  239.8    $  323.3    $  221.7    $  131.4    $  132.8    $  182.1
Capital expenditures                148.2       146.1       136.7        96.6       183.2       103.4       104.1        87.2
Depreciation and amortization       129.5       111.9       118.0       115.3       101.2        84.3        76.0        70.5
Advertising                          47.9        42.5        43.0        37.4        32.9        28.8        30.0        32.4
Research and development             44.0        41.0        41.3        31.2        31.4        28.7        24.5        25.4
Number of employees (thousands)      23.9        23.9        24.2        24.0        25.4        24.7        24.0        22.8

Common stock data
Dividends declared per share<F1> $   0.74    $  0.545    $   0.48    $   0.42    $   0.42    $   0.39    $  0.265   $   0.145
Dividend payout ratio<F2>            28.8%         +         29.5%       51.2%       37.5%       25.7%       25.5%         +
Average shares outstanding
  (thousands)<F1>                  66,528      67,043      65,828      63,022      63,649      70,156      69,442      68,627
Year-end book value per share<F1>$  15.22    $  12.72    $  11.17    $  13.43    $  12.34    $  11.76    $  11.14    $   9.84
Year-end price/earnings ratio       13.20       15.58      (17.43)      12.50       10.59       13.73       10.40       10.76
Year-end market/book ratio           2.94        3.15        1.88        1.51        0.70        1.31        1.41        1.14
Year-end shareholders (thousands)    25.3        26.9        29.0        31.3        33.7        36.3        39.3        43.5
_____________

<F1>  Reflects a 2-for-1 stock split declared May 4, 1994.
<F2>  Dividends declared per share divided by prior year earnings per share.

Consolidated Statement of Operations
(In millions, except per share amounts)                      Dec. 31,    Dec. 25,    Dec. 26,
                                           Year ended            1994        1993        1992
                                                             ---------   ---------   ---------
Net sales                                                    $3,450.8    $3,097.3    $2,946.0
                                                             ---------   ---------   ---------

Costs and expenses

  Cost of products sold                                       1,788.6     1,604.2     1,579.0
  Delivery, sales, and administrative expense                 1,344.3     1,236.6     1,169.7
  Interest expense                                               23.8        32.1        35.1
  Interest income                                                (5.7)       (6.0)       (8.5)
  Other expense, net                                              2.0         0.7         0.1
  Restructuring costs                                           (13.2)         -        136.7
                                                             ---------   ---------   ---------
    Total costs and expenses                                  3,139.8     2,867.6     2,912.1
                                                             ---------   ---------   ---------
Income before income taxes and
  cumulative effect of accounting changes                       311.0       229.7        33.9
Provision for income taxes                                       85.5        57.2        29.3
                                                             ---------   ---------   ---------
Income before cumulative effect
  of accounting changes                                         225.5       172.5         4.6
Cumulative effect of change in accounting for:
    Income taxes                                                   -           -         15.0
    Postretirement benefits (net of $41.1 tax benefit)             -           -        (98.9)
                                                             ---------   ---------   ---------
Net income (loss)                                            $  225.5    $  172.5    $  (79.3)
                                                             =========   =========   =========
Net income (loss) per common and common equivalent share:<F1>
  Before cumulative effect of accounting changes             $   3.39    $   2.57    $   0.07
  Cumulative effect of change in accounting for:
    Income taxes                                                   -           -         0.23
    Postretirement benefits                                        -           -        (1.50)
                                                             ---------   ---------   ---------
Net income (loss) per common and common equivalent share     $   3.39    $   2.57    $  (1.20)
                                                             =========   =========   =========

<F1>  Reflects a 2-for-1 stock split declared May 4, 1994.
See Notes to the Consolidated Financial Statements.

Consolidated Statement of Cash Flows
                                                                          Dec. 31,    Dec. 25,    Dec. 26,
(In millions)                                               Year ended        1994        1993        1992
                                                                          ---------   ---------   ---------
Cash flows from operating activities
Net income (loss)                                                         $  225.5    $  172.5    $  (79.3)
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
    Depreciation and amortization                                            129.5       111.9       118.0
    Loss (gain) on sale of assets                                              2.6         3.6        (0.5)
    Foreign exchange loss (gain), net                                          0.1        (1.9)       (1.7)
    Cumulative effect of changes in accounting for:
      Income taxes                                                              -           -        (15.0)
      Postretirement benefits                                                   -           -         98.9
    Write-down of manufacturing facilities                                      -           -         60.4
Changes in assets and liabilities, excluding effects of acquisitions:
    (Increase) decrease in accounts and notes receivable                     (30.0)      (35.7)       18.3
    (Increase) decrease in inventory                                         (58.3)      (45.3)        6.8
    Increase in deferred income taxes                                        (36.8)      (15.8)      (30.4)
    Increase in accounts payable and accruals                                 47.5        41.5        61.8
    Increase in income taxes payable                                          44.4         5.4         9.0
    Other                                                                      8.2        18.3        (6.5)
                                                                          ---------   ---------   ---------
      Net cash provided by operating activities                              332.7       254.5       239.8
                                                                          ---------   ---------   ---------
Cash flows from investing activities
Capital expenditures                                                        (148.2)     (146.1)     (136.7)
Other                                                                         (6.2)       11.1         0.7
                                                                          ---------   ---------   ---------
      Net cash used in investing activities                                 (154.4)     (135.0)     (136.0)
                                                                          ---------   ---------   ---------
Cash flows from financing activities
Repayment of long-term debt                                                 (154.2)       (5.5)      (86.2)
Net increase (decrease) in short-term debt                                    49.1        15.4       (20.2)
Proceeds from long-term debt                                                   0.3         2.5         1.9
Proceeds from equipment lease receivable                                        -           -          1.9
Payment of dividends                                                         (43.3)      (33.8)      (29.0)
Proceeds from exercise of stock options                                       16.9        12.9        14.1
Purchase of treasury stock                                                   (59.4)      (36.3)         -
                                                                          ---------   ---------   ---------
      Net cash used in financing activities                                 (190.6)      (44.8)     (117.5)
                                                                          ---------   ---------   ---------
Effect of exchange rate changes on cash and cash equivalents                  (6.9)       (6.7)       (2.3)
                                                                          ---------   ---------   ---------
Net (decrease) increase in cash and cash equivalents                         (19.2)       68.0       (16.0)
Cash and cash equivalents at beginning of year                               140.0        72.0        88.0
                                                                          ---------   ---------   ---------
Cash and cash equivalents at end of year                                  $  120.8    $  140.0    $   72.0
                                                                          =========   =========   =========

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

                                                                                       Dec. 31,    Dec. 25,
(Dollars in millions, except per share amounts)                                            1994        1993
                                                                                       ---------   ---------
Assets

Cash and cash equivalents                                                              $  120.8    $  140.0
Accounts and notes receivable, less allowances of $43.5 in 1994 and $37.1 in 1993         465.6       434.4
Inventories                                                                               512.5       441.2
Deferred income tax benefits                                                              120.9        96.3
Prepaid expenses                                                                           54.3        27.5
                                                                                       ---------   ---------
      Total current assets                                                              1,274.1     1,139.4
                                                                                       ---------   ---------
Investments, long-term receivables, less
  allowances of $22.7 in 1994 and $29.0 in 1993, and deferred charges                     194.8       123.8
Property, plant, and equipment, net                                                       711.8       671.5
Intangibles, less accumulated amortization of $88.0 in 1994 and $73.8 in 1993             177.2       182.3
                                                                                       ---------   ---------
      Total assets                                                                     $2,357.9    $2,117.0
                                                                                       =========   =========

Liabilities and shareholders' equity

Accounts payable                                                                       $  218.8    $  194.4
Short-term borrowings and current portion of long-term debt                                83.6       143.4
Accrued liabilities                                                                       618.2       549.8
                                                                                       ---------   ---------
      Total current liabilities                                                           920.6       887.6
                                                                                       ---------   ---------
Long-term debt                                                                            122.3       168.0
Accrued postretirement benefit cost                                                       151.4       144.5
Deferred income taxes                                                                       9.9         9.0
Other liabilities                                                                         181.4        96.0
Shareholders' equity:
  Preferred stock, $1.00 par value, authorized 50,000,000 shares; issued - none              -           -
  Common stock, $1.00 par value, authorized 200,000,000 shares;
    issued - 69,003,840 shares <F1>                                                        69.0        34.5
Capital surplus                                                                           571.7       582.3
Retained earnings                                                                         579.8       418.7

Treasury stock, 5,105,347 shares at December 31, 1994,
    and 5,190,774 shares at December 25, 1993, at cost<F1>                               (125.6)      (93.0)
Unearned portion of restricted stock issued for future service                             (0.3)       (1.0)
Cumulative foreign currency adjustments                                                  (122.3)     (129.6)
                                                                                       ---------   ---------
      Total shareholders' equity                                                          972.3       811.9
                                                                                       ---------   ---------
      Total liabilities and shareholders' equity                                       $2,357.9    $2,117.0
                                                                                       =========   =========

<F1>  Reflects a 2-for-1 stock split declared on May 4, 1994.
See Notes to the Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity
                                     Number of shares                                   Amounts
                                     --------------------     -----------------------------------------------------------------
                                                                                                                     Cumulative
                                                                                                                        foreign
                                     Common      Treasury      Common      Capital      Retained      Treasury         currency
(In millions)                         stock<F1>     stock<F1>   stock      surplus      earnings         stock      adjustments
                                     -------     ---------     -------     --------     ---------     ---------     ------------
December 28, 1991                      69.0          (6.8)      $34.5       $569.3        $396.5        $(86.8)          $(75.0)
  Net loss                                                                                 (79.3)
  Cash dividends declared                                                                  (30.4)
  Treasury stock issued for
   incentive plans                                    1.4                     (2.9)                       17.5
  Translation adjustments                                                                                                 (30.9)
                                     -------     ---------     -------     --------     ---------     ---------     ------------
December 26, 1992                      69.0          (5.4)       34.5        566.4         286.8         (69.3)          (105.9)
  Net income                                                                               172.5
  Cash dividends declared                                                                  (34.8)
  Purchase of treasury stock                         (1.2)                                               (39.6)
  Treasury stock issued for
   incentive plans and
   related tax benefits                               1.4                     15.9          (5.8)         15.9
  Translation adjustments                                                                                                 (23.7)
                                     -------     ---------     -------     --------     ---------     ---------     ------------
December 25, 1993                      69.0          (5.2)       34.5        582.3         418.7         (93.0)          (129.6)
  Net income                                                                               225.5
  Cash dividends declared                                                                  (47.2)
  Purchase of treasury stock                         (1.5)                                               (61.2)
  Treasury stock issued for
   incentive plans and
   related tax benefits                               1.6                     23.9         (17.2)         28.6
  Effect of 2-for-1 stock split                                  34.5        (34.5)
  Translation adjustments                                                                                                   7.3
                                     -------     ---------     -------     --------     ---------     ---------     ------------
December 31, 1994                      69.0          (5.1)      $69.0       $571.7       $ 579.8       $(125.6)         $(122.3)
                                     =======     =========     =======     ========     =========     =========     ============

<F1>  Reflects a 2-for-1 stock split declared May 4, 1994.
See Notes to the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of Premark and all of its subsidiaries. Certain prior year amounts have been reclassified to conform with the current year's presentation. Intercompany accounts and transactions have been eliminated. The company's fiscal year ends on the last Saturday of December, and in 1994 included 53 weeks versus 52 weeks included in 1993 and 1992.

Cash and Cash Equivalents
The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories
Inventories are valued at the lower of cost or market. Inventory cost includes cost of raw material, labor, and overhead. Substantially all domestic inventories are valued on the last-in, first-out (LIFO) cost method. For the remaining inventories, approximately 44 percent, the first-in, first-out (FIFO) cost method is generally used. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $53.5 million higher at the end of 1994 and $56.0 million higher at the end of 1993.

Property and Depreciation
Properties are stated at the lower of cost or fair value. An impairment loss is recognized for the difference between estimated fair value and carrying value when the carrying value of an asset, including associated intangibles, exceeds the sum of estimated undiscounted future cash flows. Depreciation is determined on a straight-line basis over estimated useful lives. Generally, the estimated useful lives are 10 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment. Upon the sale or retirement of property, plant, and equipment, a gain or loss is recognized. Expenditures for maintenance and repairs are charged to expense.

Intangibles
The excess of cost over the fair value of net assets of businesses acquired ($160.5 million in 1994 and $164.1 million in 1993) and other intangibles are being amortized over periods ranging up to 40 years.

Postemployment and Postretirement Benefits
The company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," in 1993. This standard requires the company to recognize the cost of certain benefits provided to former or inactive employees on the accrual basis rather than when they are paid. The cumulative pretax effect of adopting this standard was $2.1 million, which has been included as a component of "Other expense, net" in the 1993 Consolidated Statement of Operations.

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

Net Income (Loss) Per Share
Net income (loss) per share is based upon the weighted average number of common and common equivalent shares, consisting of stock options, outstanding during the year. On May 4, 1994, the company's board of directors declared a 2-for-1 stock split that was effected in the form of a 100 percent stock dividend issued to shareholders of record as of June 16, 1994. Share related amounts reflect the effect of the stock split.

Foreign Currency Translation
Results of operations for foreign subsidiaries are translated into U.S. dollars using the average exchange rates during the year. The assets and liabilities, other than those of operations in highly inflationary countries, are translated into U.S. dollars using the exchange rates at the balance sheet date. Resulting translation adjustments are recorded in a separate component of shareholders' equity, "Cumulative Foreign Currency Adjustments." Gains and losses on transactions that hedge the value of investments in foreign subsidiaries also are included in shareholders' equity. Gains and losses on foreign currency transactions and translation of financial statements of subsidiaries in highly inflationary countries are included in income. Foreign exchange losses included in income before taxes in 1994, 1993, and 1992 were $1.5 million, $1.8 million, and $1.4 million, respectively.


Note 2  TUPPERWARE RESTRUCTURING CHARGE

In 1992, the company recorded a pretax charge of $136.7 million ($111.4 million after tax, or $1.69 per share) primarily to consolidate manufacturing capacity and restructure the Tupperware U.S. distribution system. Of that amount, $60.4 million related to the write-down of Tupperware's Halls, Tennessee, manufacturing facility and certain other manufacturing assets to their estimated net realizable values. The charge included $45.6 million to restructure and strengthen Tupperware's distribution network in the United States. The remaining $30.7 million related to shutdown costs, including severance, relocation, and transfer costs.

The restructuring plan was intended to result in manufacturing capacity and related overhead consistent with anticipated sales levels. In 1994, after considering changes in Tupperware's operating environment, the company determined that certain restructuring actions that had been planned regarding Tupperware's international manufacturing capacity would not be taken. As a consequence, $13.2 million of 1992's pretax charge ($8.2 million after tax, or $0.12 per share) was reversed and is included in 1994's consolidated statement of operations.


Note 3  INVENTORIES

(In millions)                  1994      1993
                              ------    ------

Finished goods                $257.0    $196.8
Work in process                 62.5      65.1
Raw materials and supplies     193.0     179.3
                              ------    ------
Total inventories             $512.5    $441.2
                              ======    ======

In 1994 and 1993, certain inventories were reduced, resulting in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect was to increase net income by $2.1 million in 1994 and $0.4 million in 1993.


Note 4  PROPERTY, PLANT, AND EQUIPMENT

(In millions)                                1994         1993
                                         --------     --------

Land                                     $   38.0     $   32.0
Buildings and improvements                  399.5        381.8
Machinery and equipment                   1,261.3      1,132.6
Construction in progress                     54.4         60.0
                                         --------     --------
Total property, plant, and equipment      1,753.2      1,606.4
Less accumulated depreciation             1,041.4        934.9
                                         --------     --------
Property, plant, and equipment, net      $  711.8     $  671.5
                                         ========     ========


Note 5  ACCRUED LIABILITIES

(In millions)                                1994         1993
                                         --------     --------

Compensation and employee benefits       $  150.1     $  121.8
Warranties and maintenance
  service agreements                         95.8         74.8
Insurance                                    53.1         60.9
Advertising and promotion                    52.0         43.0
Taxes other than income taxes                47.1         51.4
Income taxes                                 37.5         17.3
Restructuring reserves                       15.5         36.7
Other                                       167.1        143.9
                                         --------     --------
Total accrued liabilities                $  618.2     $  549.8
                                         ========     ========


Note 6  FINANCING ARRANGEMENTS

Short-term Borrowings

(Dollars in millions)           1994      1993      1992
                              -------   -------   -------

Total short-term borrowings
  at year-end                 $ 82.9    $ 35.0    $ 19.1
Weighted average interest
  rate at year-end               4.5%      5.4%     11.3%
Average borrowings
  during the year             $160.6    $ 28.3    $ 80.7
Weighted average interest
  rate for the year              4.6%      8.5%      6.3%
Maximum borrowings
  during the year             $218.3    $ 54.3    $117.5

The average borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. Of total year-end borrowings, $12 million was in the form of U.S. commercial paper. The remaining portion of short-term borrowings was from several banks and was payable in various foreign currencies.

Long-term Debt

(In millions)                        1994       1993
                                   ------     ------

8 3/8% notes                       $   -      $150.0
10 1/2% notes due 2000              100.0      100.0
5.95% - 6.5% industrial revenue
  bonds due 1996-2009                17.8       17.9
Other                                 5.2        8.5
                                   ------     ------
                                    123.0      276.4
Less current portion                  0.7      108.4
                                   ------     ------
Total long-term debt               $122.3     $168.0
                                   ======     ======

Interest paid in 1994, 1993, and 1992 was $27.8 million,  $30.6 million, and $37.4 million, respectively.

The company's 8 3/8% long-term notes were called at par on February 1, 1994. The redemption was funded through available cash and the issuance of commercial paper. As of December 25, 1993, $45.0 million of the $150 million of borrowings outstanding was classified as long-term, representing the portion expected to be financed throughout 1994 using commercial paper borrowings.

Based on the borrowing rates available to the company for long-term debt with similar terms and average maturities, the fair value of the 10 1/2% notes at the end of 1994 and 1993 was $108.8 million and $122.6 million, respectively. The fair value of the remaining long-term debt approximates its book value.

The company had unused lines of credit amounting to $580.7 million at December 31, 1994, including $250.0 million under an unsecured revolving credit facility, which expires in May 1999, and supports the company's commercial paper borrowing capability.

Total principal payments due on long-term debt in the five years subsequent to December 31, 1994 were $8.0 million.

Operating Leases
Rental expense for operating leases (reduced by sublease income of approximately $2 million in 1994, $1 million in 1993, and $2 million in 1992) totaled $82.3 million in 1994, $79.6 million in 1993, and $75.0 million in 1992. Approximate minimum rental commitments under noncancelable operating leases in effect at December 31, 1994, were: 1995 -- $40.6 million; 1996 -- $25.3 million; 1997 -- $17.7 million; 1998 -- $10.8 million; 1999 --
$6.5 million; after 1999 -- $30.1 million.

Other Financial Instruments
In order to provide certainty as to the U.S. dollar amounts associated with a portion of its foreign currency exposures on local currency intercompany working capital loans; significant firm cross-border purchase commitments; and a portion of its equity in certain major international operations, the company enters into hedges using financial instruments that include forward contracts, foreign currency borrowings, and currency swaps. The counterparties to these agreements are major international financial institutions. The company continually monitors its positions and the credit ratings of its counterparties and believes the risk of incurring losses related to credit risk is remote.

At December 31, 1994, the company had forward exchange contracts maturing between January 11 and September 22, 1995, to sell $108.8 million and purchase $20.8 million in foreign currencies at fixed rates on the value dates. The larger components of these positions were contracts to sell $33.1 million of French francs, $20.9 million of German deutsche marks, and $15.3 million of British pounds sterling, and to buy $19.9 million of Japanese yen. The company expects to enter into new forward exchange contracts as existing contracts expire due to its decision to hedge its investments in certain of its international subsidiaries. The company also had a currency swap to exchange
37.1 million German deutsche marks on October 2, 1995, for $20.0 million. The fair value of forward exchange contracts and the currency swap is calculated using published year-end exchange rates.


Note 7  INCOME TAXES

For income tax purposes, the domestic and foreign components of income (loss) before income taxes were as follows:

(In millions)                 1994        1993        1992
                            -------     -------     -------

Domestic                    $206.5      $164.4      $(18.9)
Foreign                      104.5        65.3        52.8
                            -------     -------     -------
Total                       $311.0      $229.7      $ 33.9
                            =======     =======     =======

The provision for income taxes charged to continuing operations was as follows:


(In millions)                 1994        1993        1992
                            -------     -------     -------

Current

  Federal                   $ 53.4      $ 26.7      $ 20.6
  Foreign                     59.2        43.7        40.4
  State                        9.5         5.0        (0.9)
                            -------     -------     -------
                             122.1        75.4        60.1
                            -------     -------     -------



Deferred

  Federal                    (21.4)      (12.1)      (22.4)
  Foreign                    (11.3)       (5.2)       (9.5)
  State                       (3.9)       (0.9)        1.1
                            -------     -------     -------
                             (36.6)      (18.2)      (30.8)
                            -------     -------     -------
Total                       $ 85.5      $ 57.2      $ 29.3
                            =======     =======     =======

The differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

(In millions)                  1994        1993        1992
                             -------     -------     -------

Amount computed using
  statutory rate             $108.9      $ 80.4      $ 11.5
Increase (reduction) in
  taxes resulting from:
    Foreign tax
      benefits recognized     (21.3)      (27.9)      (22.9)
    Unrecognized portion of
      federal deferred
      tax assets              (22.6)      (16.1)       24.0
    Foreign income taxes        3.8        10.9        14.1
    Repatriation of
      foreign earnings          5.6         4.7         1.6
    Effect of U.S. statutory
      rate increase on net
      deferred tax asset         -         (2.5)         -
    Net amortization
      of intangibles            1.5         1.6         1.6
    State taxes                 3.6         2.4        (1.7)
    Other                       6.0         3.7         1.1
                             -------     -------     -------
Total                        $ 85.5      $ 57.2      $ 29.3
                             =======     =======     =======

In 1994 and 1993, respectively, the company recognized $23.9 million and $16.3 million of benefits for deductions associated with the exercise of employee stock options. These benefits were added directly to capital surplus and are not reflected in the provision for income taxes.

Deferred tax assets (liabilities) are comprised of the following:

(In millions)                        1994         1993
                                  --------     --------

Depreciation                      $ (71.8)     $ (69.8)
Undistributed earnings
  of subsidiaries                    (7.3)        (7.3)
Other                                (3.6)        (3.1)
                                  --------     --------
Gross deferred tax liabilities      (82.7)       (80.2)
                                  --------     --------
Postretirement benefits              61.9         59.7
Employee benefit accruals            34.7         22.6
Tax carryforwards                    23.7         22.7
Restructuring reserves               23.0         32.3
Self-insurance reserves              16.9         17.5
Computer leasing transactions        15.3         25.6
Bad debt reserves                    15.0         17.5
Adhesive claims                      14.7          4.1
Inventory reserves                   13.4         10.4
Other                                55.9         50.6
                                  --------     --------
Gross deferred tax assets           274.5        263.0
                                  --------     --------
Valuation allowance                 (35.6)       (66.7)
                                  --------     --------
Net deferred tax assets           $ 156.2      $ 116.1
                                  ========     ========

The net decrease in the deferred tax asset valuation allowance during 1994 was $31.1 million. The reserve decreased due to improvement in operating income allowing the recognition of previously reserved domestic and foreign tax assets for temporary differences and net operating loss carryforwards.

Undistributed earnings of certain foreign subsidiaries, totaling $160.6 million at December 31, 1994, are expected to be reinvested indefinitely. If these earnings were distributed, foreign withholding taxes payable would be approximately $14.1 million but would generate foreign tax credits in the United States.

At December 31, 1994, the company had foreign net operating loss carryforwards of $23.7 million. Of the total, $13.1 million expire at various dates from 1995 to 2001, and the remainder have unlimited lives. During 1994, the company recognized net benefits of $8.9 million related to foreign net operating loss carryforwards.

The company paid income taxes in 1994, 1993, and 1992 of $70.8 million, $48.9 million, and $66.2 million, respectively.


Note 8  RETIREMENT BENEFIT PLANS

Pension Plans
The company has various pension plans covering substantially all domestic employees and certain employees in other countries.

The actuarial cost method used in determining pension expense is the projected unit credit method. Generally, annual cash contributions are equal to the minimum funding amounts required by ERISA for U.S. plans.

Net pension expense included the following components:


(In millions)                     1994       1993       1992
                                -------    -------    -------

Service cost on benefits
  earned during the year        $ 12.9     $ 11.6     $ 10.6
Interest cost on benefits
  earned in prior years           22.4       22.7       21.5
Return on plan assets:
  Actual loss (gain)               5.3      (32.6)     (22.3)
  Deferred (loss) gain           (29.7)       9.0       (0.7)
                                -------    -------    -------
Net gain recognized              (24.4)     (23.6)     (23.0)
Net amortization                  (1.1)      (1.6)      (1.1)
                                -------    -------    -------
Net pension expense             $  9.8     $  9.1     $  8.0
                                =======    =======    =======

The assumed long-term rates of return on assets used in determining net pension expense were: U.S. plans -- 9.0 percent; foreign-funded plans -- various rates from 5.5 percent to 10.0 percent. The assumed discount rates used in determining the actuarial present value of the projected benefit obligation were:
U.S. plans -- 8.75 percent at December 31, 1994, and 7.25 percent at December 25, 1993; foreign plans -- various rates from 5.0 percent to 10.0 percent. The assumed rates of increase in future compensation levels were: U.S. plans -- 6.0 percent; foreign plans -- various rates from 3.0 percent to 7.0 percent.

The funded status of the company's plans was as follows:


                                  U.S. plans        Foreign plans
                               --------------      --------------
(In millions)                   1994     1993       1994     1993
                               -----    -----      -----    -----

Actuarial present value of
  benefit obligations:
    Vested benefits           $184.7   $216.8     $ 60.0   $ 50.0
    Nonvested benefits           6.2      7.7        4.6      4.8
                             -------  -------    -------  -------
Accumulated benefit
  obligation                   190.9    224.5       64.6     54.8
Effect of projected future
  salary increases              32.0     39.8       19.5     18.5
                             -------  -------    -------  -------
Projected benefit
  obligation                   222.9    264.3       84.1     73.3
Plan assets at fair value -
  primarily equity securities
  and corporate and
  government bonds             237.6    257.0       45.5     42.7
                             -------  -------    -------  -------
Plan assets in excess of
  (less than) projected
  benefit obligation            14.7     (7.3)     (38.6)   (30.6)
Unrecognized prior
  service cost                   2.4      2.3        2.1      1.6
Unrecognized net (gain) loss    (7.2)    22.2        9.5      7.4
Unrecognized net transition
  (asset) obligation           (13.3)   (15.6)       4.3      4.3
                             -------  -------    -------  -------
Prepaid pension
  (liability) asset           $ (3.4)  $  1.6     $(22.7)  $(17.3)
                             =======  =======    =======  =======

At December 31, 1994 and December 25, 1993, the accumulated benefit obligations of certain foreign plans exceeded plan assets. For those plans, the obligations were $47.1 million and $39.8 million for 1994 and 1993, respectively. The fair value of those plans' assets at the end of 1994 and 1993 was $22.3 million and $17.9 million, respectively.

There are also several savings, thrift, and profit-sharing plans. The company's contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $17.3 million in 1994, $14.9 million in 1993, and $14.6 million in 1992.

Medical and Life Insurance Benefits
In addition to providing pension benefits, the company provides certain postretirement health care and life insurance benefits for selected U.S. and Canadian employees. Most employees and retirees outside the United States are covered by government health care programs. Employees may become eligible for these benefits if they reach normal retirement age while working for the company and satisfy years of service requirements. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The medical plans include an allowance for Medicare for post-65 retirees.

The net periodic postretirement benefit costs were:


(In millions)                 1994          1993          1992
                            -------       -------       -------

Service cost                $  3.3        $  2.9        $  3.1
Interest on accumulated
  postretirement benefit
  obligation                  10.9          11.8          11.9
Net amortization              (0.3)         (0.5)          -
                            -------       -------       -------
Total                       $ 13.9        $ 14.2        $ 15.0
                            =======       =======       =======

The projected liabilities, which are not funded, are reconciled to the amounts recognized in the company's statement of financial position as follows:

(In millions)                         1994          1993
                                    -------       -------
Accumulated postretirement
  benefit obligation:
    Retirees                        $ 91.6        $ 96.2
    Other fully eligible
      participants                    13.8          18.0
    Other active participants         38.9          39.1
                                    -------       -------
                                     144.3         153.3
Unrecognized prior service
  benefit                              9.7          10.0
Unrecognized gain (loss)               5.8          (9.5)
                                    -------       -------


Accrued postretirement
  benefit cost                       159.8         153.8
Less current portion                   8.4           9.3
                                    -------       -------
Total long-term accrued
  postretirement benefit cost       $151.4        $144.5
                                    =======       =======

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.75 percent at December 31, 1994, and 7.25 percent at December 25, 1993. The assumed health care cost trend rate is 12.0 percent for the pre-65 plan and 9.0 percent for the post-65 plan for 1994. These rates are assumed to decrease by one percentage point per year until an ultimate level of 6.0 percent is reached. The rate is assumed to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 1994 by $15.9 million. The effect of a one percentage point increase on the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 would be $1.9 million.

The company continues to evaluate ways in which it can improve management of these benefits and control the costs. Any changes in the plans or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.


Note 9  INCENTIVE COMPENSATION PLANS

In May 1994, the company's stockholders approved the Premark
International, Inc. 1994 Incentive Plan (the Plan). The Plan replaced the company's previous stock option, performance unit, restricted stock, and annual incentive plans.

Performance Awards
Under the Plan and previous plans, key employees earned cash performance awards of approximately $25.0 million in 1994, $24.3 million in 1993, and $27.5 million in 1992. As of December 31, 1994, 458 employees were eligible to receive performance awards.

Stock Awards
The Plan includes awards of stock options and restricted stock to employees and officers. As of December 31, 1994, the maximum number of shares that may be granted under the Plan is 2,622,390, plus up to 2,576,000 additional shares if such shares are repurchased by the company. Of the total shares available for award, up to 492,040 may be granted in the form of restricted stock. As of December 31, 1994, 401 employees participated in the Plan.

All nonvested outstanding stock options vest three years after their date of grant, and the vesting periods on outstanding restricted stock range from one to four years from date of grant. All stock options issued to employees and officers under the Plan and previous plans have had exercise prices equal to the fair market value of the shares on the date of grant. Consequently, the company has not recorded any compensation expense associated with these stock options. All stock options issued under the Plan to employees and officers have a term of 10 years. Options outstanding at December 31, 1994, will expire during the period from December 26, 1996, through October 31, 2004. As of December 31, 1994, options to purchase 2,327,132 shares were exercisable.

Compensation expense associated with restricted stock grants is equal to the fair market value of the shares on the date of grant and is recognized ratably over the required holding period. Recognized compensation expense associated with restricted stock grants was $0.7 million, $0.6 million, and $1.1 million in 1994, 1993, and 1992, respectively.

In May 1993, the company's stockholders approved a Director Stock Plan (Director Plan) under which non-employee directors may elect to receive their annual retainers in the form of stock or stock options. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted, have a term of 10 years, and have an exercise price that compensates for the foregone cash retainer. This amount and the value of stock grants on the date of award have been recognized as an expense by the company. The number of shares initially available for grant under the Director Plan and the number of shares available as of December 31, 1994, were 600,000 and 545,312, respectively. As of December 31, 1994, options to purchase 54,000 shares were exercisable.

Stock option and restricted stock activity in 1994 and 1993 for the Plan, Director Plan, and previous plans, is summarized below:

                                                     Average
                             Shares subject     option price
Stock Options                     to option        per share
                             --------------     ------------

Balance at December 26, 1992      6,995,282           $12.76
Options granted                     731,400            37.22
Options canceled                   (167,200)           16.24
Options exercised                (1,549,462)           10.60
                                  ----------          ------
Balance at December 25, 1993      6,010,020            16.20
Options granted                     713,050            44.04
Options canceled                    (37,900)           29.18
Options exercised                (1,745,888)           11.21
                                  ----------          ------
Balance at December 31, 1994      4,939,282           $21.88
                                  ==========          ======


                                                    Shares
                                                 available
Restricted Stock               Outstanding    for issuance
                               -----------    ------------

Balance at December 26, 1992       298,834         147,740
Shares awarded                       2,400          (2,400)
Shares forfeited                   (40,700)         40,700
Shares released                    (71,734)             -
                                   --------        --------
Balance at December 25, 1993       188,800         186,040

Shares forfeited                    (6,000)          6,000
Shares released                   (128,068)            -
Increase in shares available
  due to adoption of 1994
  plan                                 -           300,000
                                   --------        --------
Balance at December 31, 1994        54,732         492,040
                                   ========        ========


Note 10  SEGMENTS OF THE BUSINESS

The company has the following business segments: Tupperware-- plastic food storage and serving containers, microwave cookware, and educational toys; Food Equipment Group--commercial food equipment for the foodservice and food retail industries; and Consumer and Decorative Products--home appliances, direct-to-the-home cookware, physical fitness equipment, decorative laminates, ceramic tile, and prefinished hardwood flooring.


Segments of Business by Classes of Products

(In millions)                       1994        1993        1992
                                ---------   ---------   ---------

Net sales
  Tupperware                    $1,332.5    $1,229.7    $1,112.3
  Food Equipment Group           1,135.5     1,009.9     1,054.3
  Consumer and
    Decorative Products            982.8       857.7       779.4
                                ---------   ---------   ---------
Total net sales                 $3,450.8    $3,097.3    $2,946.0
                                =========   =========   =========
Segment profit (loss)
  Tupperware<F1>                $  199.8    $  171.0    $  (25.3)
  Food Equipment Group              80.6        51.3        49.6
  Consumer and
    Decorative Products             75.9        56.2        55.9
                                ---------   ---------   ---------
Total segment profit               356.3       278.5        80.2
  Unallocated expenses             (27.2)      (22.7)      (19.7)
  Interest expense, net            (18.1)      (26.1)      (26.6)
                                ---------   ---------   ---------
Income before income taxes
  and cumulative effect of
  accounting changes            $  311.0    $  229.7    $   33.9
                                =========   =========   =========
Identifiable assets
  Tupperware                    $  761.6    $  711.7    $  619.7
  Food Equipment Group             645.3       583.5       571.8
  Consumer and
    Decorative Products            776.6       646.5       624.5
  Corporate                        174.4       175.3       142.8
                                ---------   ---------   ---------
Total identifiable assets       $2,357.9    $2,117.0    $1,958.8
                                =========   =========   =========
Depreciation and amortization
  Tupperware                    $   55.1    $   42.5    $   49.9
  Food Equipment Group              28.7        25.0        27.3
  Consumer and
    Decorative Products             43.7        41.1        38.5
  Corporate                          2.0         3.3         2.3
                                ---------   ---------   ---------
Total depreciation
  and amortization              $  129.5    $  111.9    $  118.0
                                =========   =========   =========
Capital expenditures
  Tupperware                    $   77.4    $   85.4    $   79.7
  Food Equipment Group              30.5        22.4        26.0
  Consumer and
    Decorative Products             38.5        36.4        30.3
  Corporate                          1.8         1.9         0.7
                                ---------   ---------   ---------
Total capital expenditures      $  148.2    $  146.1    $  136.7
                                =========   =========   =========


<F1>  Includes a $136.7 million charge primarily to restructure
      Tupperware U.S. in 1992, and a $13.2 million reversal of a portion of that charge in 1994.

Segments of Business by Geographical Areas

(In millions)                       1994        1993        1992
                                --------    --------    --------

Net sales
  United States                 $1,897.5    $1,693.3    $1,569.7
  Europe                           938.7       882.4       908.7
  Asia Pacific                     378.3       311.7       278.2
  Latin America                    157.0       131.3       111.9
  Canada                            79.3        78.6        77.5
                                --------    --------    --------
Total net sales                 $3,450.8    $3,097.3    $2,946.0
                                ========    ========    ========

Segment profit (loss)
  United States                 $  150.7    $  106.1    $  (53.9)
  Europe                           138.6       115.4       107.1
  Asia Pacific                      48.5        38.5        19.3
  Latin America                     17.0        14.0         9.3
  Canada                             1.5         4.5        (1.6)
                                --------    --------    --------
Total segment profit            $  356.3    $  278.5    $   80.2
                                ========    ========    ========

Identifiable assets
  United States                 $1,334.0    $1,175.6    $1,077.3
  Europe                           505.2       462.7       455.4
  Asia Pacific                     220.8       196.0       191.6
  Latin America                     91.2        79.4        61.5
  Canada                            32.3        28.0        30.2
  Corporate                        174.4       175.3       142.8
                                --------    --------    --------
Total identifiable assets       $2,357.9    $2,117.0    $1,958.8
                                ========    ========    ========


Sales to a single customer did not exceed 10 percent of total sales. Export sales were insignificant. In the Consumer and Decorative Products segment, the only class of products that accounted for more than 10 percent of consolidated sales was decorative laminates with sales of approximately $427 million in 1994, $388 million in 1993, and $364 million in 1992.

Unallocated expenses are corporate expenses and other items not related to the operations of the segments. Corporate assets consist of cash and assets maintained for general corporate purposes. As of December 31, 1994, the company's net investment in international operations was $480.0 million.


Note 11  CONTINGENCIES

The company and certain subsidiaries are involved in litigation and various legal matters that are being defended and handled in the ordinary course of business. Included among these matters are environmental issues for which the company estimates its range of possible exposure as $21 million to $45 million as of December 31, 1994. The company anticipates that any necessary expenditures would be made over the next 10 years. As of December 31, 1994, the company had accruals of $25.4 million for these matters. The company has not recorded any significant claims against third parties associated with these accruals.

As of December 31, 1994, the company had an accrual of $104.5 million recorded for the costs of adhesive claims against its Ralph Wilson Plastics subsidiary. In the fourth quarter of 1994, the company reached agreement with certain of its insurance carriers with respect to reimbursement for a substantial portion of such claims. Through the end of 1994, $34.3 million had been received. Accordingly, the company has recorded assets of $66.8 million, which represent the future amounts expected to be reimbursed by the insurers.

None of the company's contingencies is expected to have a material adverse effect on its financial position, results of operations, or any individual year's cash flow.

Note 12  QUARTERLY SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations, the dividends declared per share of common stock, and the price range of the common stock composite for each quarter in the years ended December 31, 1994, and December 25, 1993.


(In millions, except             First   Second    Third   Fourth
 per share amounts)            quarter  quarter  quarter  quarter
                               -------  -------  -------  -------

Year ended December 31, 1994
Net sales                       $801.6   $831.3   $824.3   $993.6
Cost of products sold            411.6    428.6    436.7    511.7
Net income                        37.8     56.9     40.9     89.9
Net income per share              0.56     0.86     0.62     1.35
Dividends declared
  per share                       0.14     0.20     0.20     0.20
Composite stock price range:
  High                          44 1/8   40 5/16  46 5/8   48
  Low                           35 1/8   33 9/16  36 3/4   40
  Close                         36       37 5/8   42 1/4   44 3/4

Year ended December 25, 1993
Net sales                       $706.1   $763.2   $744.8   $883.2
Cost of products sold            365.5    388.5    395.3    454.9
Net income                        24.0     41.0     32.9     74.6
Net income per share              0.36     0.61     0.49     1.11
Dividends declared
  per share                      0.125     0.14     0.14     0.14
Composite stock price range:
  High                          24 1/2   29 1/2   32 13/16 41 7/8
  Low                           19 1/8   22 5/8   27 1/4   30 1/2
  Close                         23 1/8   27 1/8   31 5/8   40 1/8


Note 13  SHAREHOLDERS' RIGHTS PLAN

In 1989, the company adopted a shareholders' rights plan with a duration of 10 years, under which shareholders received a dividend of a right to purchase one-half of a share of common stock for each right owned. The rights are exercisable if 20 percent of the company's common stock is acquired or threatened to be acquired, and the rights are redeemable by the company if exercisability has not been triggered. Under certain circumstances, if 30 percent of the company's shares are acquired, a right entitles the holder to buy shares of the company equal to twice the exercise price of each right. Upon acquisition of the company by a third party, a holder could receive the right to purchase stock in the acquirer. The foregoing percentage thresholds may be reduced to not less than 15 percent.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Premark
International, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Premark International, Inc. and its subsidiaries at December 31, 1994 and December 25, 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Premark International, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, Premark International, Inc. changed its method of accounting for postretirement benefits other than pensions and income taxes in 1992 to reflect the requirements of SFAS No. 106, "Employers Accounting for Postretirement Benefits other than Pensions," and SFAS No. 109, "Accounting for Income Taxes."





Price Waterhouse LLP
Chicago, Illinois
January 31, 1995

REPORT OF MANAGEMENT

The management of Premark is responsible for the preparation of the financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with generally accepted accounting principles and include amounts that are based upon management's best estimates and judgments, as appropriate. Price Waterhouse LLP has audited these financial statements and has expressed an independent opinion thereon.

The company maintains internal control systems, policies, and procedures designed to provide reasonable assurances that assets are safeguarded; that transactions are executed in accordance with management's authorization and properly recorded; and that accounting records may be relied upon for the preparation of financial information. There are inherent limitations in all internal control systems based on the fact that the cost of such systems should not exceed the benefits derived. Management believes the company's systems provide the appropriate balance of costs and benefits. The company also maintains an internal auditing function that evaluates and reports on the adequacy and effectiveness of internal accounting controls, policies, and procedures.

The Audit Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically and independently with management, the internal auditors, and Price Waterhouse LLP to discuss the company's internal accounting controls, auditing, and financial reporting matters. Both the internal auditors and Price Waterhouse LLP have unrestricted access to the Audit Committee.

Management recognizes its responsibility for conducting the company's affairs in a manner that is responsive to the interests of its shareholders and its employees. This responsibility is characterized in the Code of Conduct, which provides that the company will fully comply with laws, rules, and regulations of every country in which it operates and will observe the rules of ethical business conduct. Employees of the company are expected and directed to manage the businesses of the company accordingly.


Warren L. Batts                  Lawrence B. Skatoff
Chairman of the Board            Senior Vice President
and Chief Executive Officer      and Chief Financial Officer