Form 10-K, Exhibit 13
period 1995-12-30
PREMARK INTERNATIONAL INC
filed 1996-03-26
CIK 800575

EXHIBIT 13

FINANCIAL REVIEW

On November 1, 1995, the company's board of directors authorized management to proceed with a plan to establish Tupperware as an independent company through a stock distribution to Premark's shareholders (the Distribution). The Distribution is subject to final approval by the board of directors; the favorable outcome of a ruling requested from the Internal Revenue Service as to the qualification of the Distribution as a tax-free event or the receipt of an acceptable opinion from outside legal counsel as to the non-taxability of the event; and the effectiveness of a registration statement filed with the Securities and Exchange Commission. The Distribution is expected to be effected by the end of the second quarter of 1996. Tupperware has been reported as a discontinued operation in these financial statements. The information contained in this financial review should be read in conjunction with the consolidated financial information on pages 40 to 53 of this Annual Report.

RESULTS OF OPERATIONS

Overall

Net Income
Net income rose 5 percent in 1995 to $237.6 million, or $3.72 per share, from $225.5 million, or $3.39 per share, in 1994. Included in 1995's net income is an $18.3 million after-tax charge for the costs to effect the Distribution. Excluding this charge, net income would have risen by 14 percent to $255.9 million, or $4.01 per share. Net income in 1994 was 31 percent higher than 1993 net income of $172.5 million.

Continuing Operations

The Food Equipment, Decorative Products and Consumer Products groups comprise continuing operations.

Net Sales and Income from Operations
Sales from continuing operations increased by 5 percent to $2.2 billion in 1995 from $2.1 billion in 1994, mostly due to increases in the Food Equipment Group's domestic operations and the inclusion of international acquisitions.
In 1994, sales increased by 13 percent over 1993, as all businesses reported strong improvement, led by a robust Food Equipment Group. Income from continuing operations rose 12 percent to $78.9 million in 1995, from $70.8 million in 1994, led by strong domestic Food Equipment Group operations and the absence of the 1994 adhesive provision at Wilsonart. In 1994, income from continuing operations rose by 40 percent to $70.8 million from $50.5 million in 1993. All businesses had double digit percentage point gains except Florida Tile, which had a loss. In 1995 and 1994, respectively, 25 percent and 22 percent of net sales, and in both 1995 and 1994, 13 percent of segment profit, were generated outside of the United States.

Costs and Expenses
The cost of products sold in relation to sales was 64.2 percent, 64.6 percent and 65.3 percent in 1995, 1994 and 1993, respectively. Delivery, sales and administrative expense as a percentage of sales was 29.3 percent, 29.2 percent and 30.0 percent in 1995, 1994 and 1993, respectively.

Tax Rate
The effective tax rates for continuing operations for 1995, 1994 and 1993 were
34.4 percent, 36.1 percent and 32.1 percent, respectively. The 1995 decrease reflects a change in the estimate of the cost of repatriating foreign earnings to the United States. The higher rate in 1994 compared with 1993 resulted from a smaller reduction in domestic valuation allowances and the absence of the impact of the 1993 change in the U.S. federal statutory rate. These factors more than offset the impact of lower foreign income taxes, which resulted from the ability to recognize previously reserved tax assets.

Net Interest Expense
Interest expense, net of interest income, was $24.6 million in 1995, $18.2 million in 1994 and $13.5 million in 1993. Net interest expense of continuing operations reflects interest accrued and earned on all of Premark's borrowings and invested cash, excluding amounts that are owed or held by Tupperware, respectively. The increase in 1995 net interest expense compared with 1994 reflects both increased average borrowings and a higher average interest rate. The higher net interest expense for 1994 compared with 1993 is the result of substantially higher short-term borrowings in 1994.

As more fully described in the "Financial Condition" section of this Financial Review, Dart Industries, Inc. (Dart), a subsidiary of Tupperware, will pay a significant dividend to Premark immediately prior to the Distribution, which will be used to substantially reduce Premark's outstanding debt.

Segments

Food Equipment Group

Sales and Segment Profit 1995 vs. 1994
The Food Equipment Group's 1995 sales of $1.2 billion were 9 percent higher than 1994 sales of $1.1 billion. The increase reflects the favorable impact of foreign exchange, the inclusion of international acquisitions and slightly higher domestic sales. Segment profit rose 14 percent to $91.9 million in 1995 from $80.6 million in 1994, primarily due to improved North American results. For 1995 and 1994, respectively, the Food Equipment Group accounted for 56 percent and 54 percent of sales, and 55 percent and 52 percent of segment profit from continuing operations.

Regional Results
Sales in the United States rose by 3 percent in 1995 to $710.8 million reflecting both increased equipment sales and service revenues as a result of a slightly higher volume and nominal price increases. Segment profit increased 15 percent to $71.1 million in 1995 from $61.8 million in 1994 as a result of the higher sales.

European sales rose by $73.0 million in 1995 to $442.2 million, a 20-percent improvement from 1994. A significant portion of the increase was from the impact of favorable foreign exchange and the acquisition in 1995 of Ungermann, the leading German supplier of refrigeration equipment for the baking industry. Excluding these factors, the 1995 sales increase was 5 percent, led by improvements in France and the United Kingdom. Segment profit decreased by 2 percent to $15.5 million from $15.8 million in 1994, as the effect of improved volume was more than offset by higher manufacturing costs and start-up costs for Ungermann. Markets in this region improved early in the year, but softened in the second half.

Sales by the Group's other international operations were $84.8 million, an increase of 8 percent from $78.5 million in 1994. Inclusion of Australia, which was acquired during 1994, higher volume and improved pricing in Canada, and an acquisition in Brazil more than offset a foreign exchange-related decrease in Mexico. Segment profit increased by 78 percent to $5.3 million from $3.0 million in 1994, due to the improved pricing in Canada and the absence of 1994's start-up costs associated with the acquisition of distributorships in Japan and Australia.

1994 vs. 1993
Sales by the Food Equipment Group increased by 12 percent in 1994 to $1.1 billion from $1.0 billion in 1993. The increase reflected very strong U.S. sales, a good improvement in Europe and the acquisition of the Japanese and Australian distributorships. Segment profit rose 57 percent to $80.6 million from $51.3 million in 1993 as a result of the higher volume, which was only partially offset by the costs associated with the new international operations.

Decorative Products Group

Sales and Segment Profit 1995 vs. 1994
The Decorative Products Group's 1995 sales of $686.6 million were slightly below 1994 sales of $690.0 million. Segment profit was $50.4 million in 1995, a 38-percent improvement from $36.5 million in 1994, due to the absence of Wilsonart's 1994 provision for adhesive claims. For 1995 and 1994, respectively, the Decorative Products Group accounted for 31 percent and 32 percent of sales, and 30 percent and 23 percent of segment profit from continuing operations.

Wilsonart sales in 1995 were even with 1994, reflecting slightly higher sales prices offset by lower volume. Wilsonart's market share rose in 1995, but industry-wide sales softened in the second half in conjunction with lower housing starts. Wilsonart had a strong increase in segment profit primarily due to the absence of the $18.0 million provision for adhesive claims in 1994 as well as higher sales prices. These factors more than offset the impact of the lower volume and higher raw material costs, marketing expenses associated with new product development and introductions, and international sales efforts.

Florida Tile's sales declined slightly in 1995 on lower volume. The unit earned a segment profit in 1995 versus a loss in 1994. The prior year included costs for new computer systems and accruals made for environmental issues. Production costs in 1995 declined due to improved production technology and a change in product mix. Hartco's 1995 sales were also slightly below its 1994 sales, and its segment profit declined significantly, both as a result of lower volume.

1994 vs. 1993
The Decorative Products Group had 1994 sales of $690.0 million, a 12-percent increase from $618.3 million in 1993. Wilsonart and Florida Tile had strong improvements in sales compared with 1993, and Hartco had a substantial increase.

Segment profit increased by 9 percent to $36.5 million in 1994 from $33.4 million in 1993 as a result of the higher sales and lower manufacturing costs, which were only partially offset by higher operating costs.

Consumer Products Group

Sales and Segment Profit 1995 vs. 1994
Sales of the Consumer Products Group in 1995 were $289.0 million compared with $292.8 million in 1994. Segment profit in 1995 decreased by 36 percent to $25.3 million from $39.4 million in 1994 due to an $8 million first quarter charge for a bread maker recall by West Bend and lower sales volume at Precor, especially in the first quarter. For 1995 and 1994, respectively, the Consumer Products Group accounted for 13 percent and 14 percent of sales, and 15 percent and 25 percent of segment profit from continuing operations.

West Bend had a slight sales increase in 1995 compared with 1994. Housewares had volume improvement in bread makers that was largely offset by decreases in most other product lines. Direct-to-the-home cookware sales increased modestly. Segment profit decreased significantly due to the provision for the bread maker recall and higher raw material costs, which more than offset the benefit of higher volume. Management does not expect any significant ongoing impact as a result of the bread maker recall. Precor had a double digit percentage point decrease in sales in 1995 compared with 1994. The decline reflects lower volume from weak industry conditions, although the year-to-year sales comparison improved in the fourth quarter. The unit's segment profit declined substantially as a result of the lower volume.

1994 vs. 1993
Consumer Products Group sales of $292.8 million in 1994 were $53.4 million, or 22 percent, higher than 1993 sales of $239.4 million. West Bend's sales were significantly higher than in 1993 on the strength of higher bread maker sales. Precor had a good improvement in sales in 1994 over 1993 from higher treadmill sales. Segment profit increased by 73 percent to $39.4 million in 1994 from $22.8 million in 1993, as a result of the higher sales volume and an improved cost structure at Precor.

Discontinued Operations

Net Sales and Income from Operations
Tupperware's sales in 1995 of $1.4 billion were 7 percent higher than 1994 sales of $1.3 billion due to improvement in its international operations and the benefit of favorable foreign exchange, which more than offset a decline in the United States. In 1994, sales increased by 9 percent over 1993 sales of $1.2 billion, led by Asia Pacific and Europe, Africa and the Middle East. Tupperware's income from operations increased by 14 percent to $177.0 million in 1995, compared with $154.7 million in 1994, also on the strength of international operations and the benefit of favorable foreign exchange. Partially offsetting these factors was lower profit in the United States. Income from operations in 1994 improved by 27 percent from $122.0 million in 1993 as a result of the higher sales, along with lower cost of products and lower interest expense. In 1995 and 1994, respectively, 85 percent and 82 percent of Tupperware's sales and 97 percent and 93 percent of its segment profit were from operations outside of the United States.

Costs and Expenses
The cost of products sold in relation to sales was 35.4 percent, 36.2 percent and 37.5 percent in 1995, 1994 and 1993, respectively. 1995's improvement was the result of reduced manufacturing costs along with selected price increases, which outweighed significant increases in raw material costs. The 1994 decrease resulted from manufacturing efficiencies in Asia Pacific and Latin America. Delivery, sales and administrative expense as a percentage of sales was 47.5 percent in 1995, and 48.2 percent in both 1994 and 1993. The ratio improved in 1995 compared with 1994 due to the higher 1995 sales while costs were contained.

Tax Rate
The effective tax rates for 1995, 1994 and 1993, were 24.4 percent, 22.7 percent and 21.4 percent, respectively. The 1995 increase reflects the absence of the 1994 reduction of valuation allowances against certain deferred tax assets, partially offset by the effect of the favorable resolution of certain tax contingencies. The higher effective rate in 1994 compared with 1993 reflects a lower realization of foreign tax benefits.

Net Interest
In 1995 and 1994, Tupperware had net interest income of $1.7 million and $0.1 million, respectively. In 1993, it had net interest expense of $12.6 million. As a subsidiary of Premark, Tupperware's income only reflects interest on legal obligations owed or on amounts held by Tupperware. As more fully described in the "Financial Condition" section of this Financial Review, Dart will pay a special dividend to Premark immediately prior to the Distribution, which will substantially increase the debt of Tupperware.

Regional Results

1995 vs. 1994

Europe, Africa and the Middle East
Sales increased by 10 percent in 1995 to $595.1 million from $540.1 million in 1994, due to the favorable impact of foreign exchange. Segment profit increased by 25 percent, led by the impact of foreign exchange, as well as higher profit in Germany, a smaller loss in the United Kingdom and lower area administrative costs. Excluding foreign exchange, 1995 sales were even with 1994, and segment profit increased by 12 percent as the result of modest gross margin improvement and lower operating expenses as a percentage of sales. In 1995 and 1994, respectively, the region accounted for 44 percent and 42 percent of Tupperware's sales.

The United Kingdom and Spain reported the most significant sales declines, but operating efficiencies in both countries resulted in profit improvement. 1995 sales in Germany, which accounts for a substantial portion of sales and segment profit in the region, were even with 1994. Germany's segment profit, however, increased due to improved margins. Combined 1995 sales of the other countries in the region exceeded 1994 sales.

The Americas
Sales in the Americas totaled $408.2 million in 1995, an increase of 1 percent over 1994 sales of $403.9 million. Substantial increases in Brazil and Venezuela were partially offset by large decreases in Mexico, due to the devaluation of the peso, and in the United States. Segment profit decreased by 6 percent, as lower results in the United States more that offset improvement in Latin America. Excluding the impact of foreign exchange, sales and profits increased by 12 percent and 36 percent, respectively, in 1995 compared with 1994. The region accounted for 30 percent and 32 percent of Tupperware's sales in 1995 and 1994, respectively.

U.S. sales in 1995 were $207.6 million, a 9-percent decrease from $227.5 million in 1994, due to lower volume. Segment profit decreased by 36 percent to $10.3 million from $16.0 million in 1994, primarily reflecting the lower sales volume. The number of consultants grew by 4 percent, and the average active sales force grew by 2 percent, but there was a large decrease in the productivity of the sales force. Latin America's sales increased by 15 percent in 1995 to $175.2 million compared with 1994's $151.9 million, and segment profit increased by 18 percent. In Latin America, a net of 69 new distributors were added in 1995. The total number of consultants more than doubled, and the average active sales force grew by 68 percent. Brazil and Venezuela led the improvements in sales and profit, and Mexico's sales increased significantly in local currency terms. Despite a weaker Mexican peso, the improvement in Latin America, particularly in Brazil, was attributable to relatively stable economic conditions, a focus on recruiting and distributor expansion, streamlining of operations and simplified promotional programs.

Asia Pacific
Sales in Asia Pacific were $355.1 million in 1995, an 8-percent improvement compared with 1994 sales of $329.3 million. The increase was the result of favorable foreign exchange, along with operational improvements in the Philippines, Korea and some of the region's smaller markets. Offsetting these increases was a decline in Japan due to lower sales in the beginning of the year after the Kobe earthquake. Segment profit increased by 28 percent in 1995, due to a significant increase in Korea and improvement in Australia, along with favorable foreign exchange. The region accounted for 26 percent of Tupperware's sales in both 1995 and 1994.

The sales increase in the Philippines was the result of a substantial increase in the average active sales force, while the Korean increase reflects a strong improvement in sales force productivity. The segment profit improvement in Korea was from the higher volume, along with improved margins. Australia's profit rose primarily due to lower promotional costs.

1994 vs. 1993
Sales rose by 9 percent in 1994 to $1.3 billion from $1.2 billion in 1993, led by Asia Pacific and Europe, Africa, and the Middle East. Excluding the effect of foreign exchange, 1994 sales increased by 7 percent over 1993. Segment profit increased 17 percent to $199.8 million from $171.0 million in 1993. All regions had double digit percentage point increases in segment profit. The worldwide active sales force increased by 15 percent.

FINANCIAL CONDITION

Liquidity and Capital Resources
Under the Distribution Agreement between Premark, Tupperware and Dart, immediately prior to the Distribution, Dart will pay a special dividend to Premark. The amount of the special dividend is dependent upon Premark's financial position immediately prior to the Distribution. Based on Premark's financial position as of December 30, 1995, the dividend would have been calculated to be $184.9 million on that date.

The total debt-to-capital ratio, including debt of discontinued operations, at the end of 1995 was 25.1 percent compared with 17.5 percent at the end of 1994. As of December 30, 1995, the company had unused lines of credit of $660.5 million, of which $184.0 million were foreign lines for Tupperware. Of the $476.5 million of lines of credit for continuing operations, $250 million was under an unsecured revolving credit facility, which expires in May 1999. Prior to the Distribution, Premark expects to enter into a new credit agreement that along with continuing uncommitted lines of credit and other borrowing sources, is expected to be adequate to fund operating and investing requirements.

Working capital of continuing operations was $276.6 million at the end of 1995, compared with $281.1 million and $301.2 million at the end of 1994 and 1993, respectively. The current ratio was 1.5-to-1 at the end of 1995 and 1994, and 1.8-to-1 at the end of 1993. The major differences in the components of working capital in 1995 versus 1994 were higher accounts receivable, inventories and deferred income tax benefits, which were more than offset by significantly higher short-term borrowings. The higher accounts receivable were primarily at the Food Equipment Group, reflecting higher sales levels.
The increase in short-term borrowings reflects the significant amount of share repurchases during the year. The primary components of the decrease in working capital in 1994 compared with 1993 were higher accruals including adhesive claims, partially offset by higher inventory levels to support higher sales.

Operating Activities
Cash provided by operating activities was $53.4 million in 1995, compared with $184.0 million in 1994 and $144.5 million in 1993. The 1995 decrease was the result of the timing of payments for raw materials and sourced product along with payments made in connection with a tax planning transaction, partially offset by lower incremental investments in accounts receivable and inventories compared with 1994. The increase in 1994 compared with 1993 reflects a shift in the timing of income tax payments and the receipt of amounts due from insurers in connection with Wilsonart's adhesive claims. These factors were partially offset by higher levels of accounts receivable and inventories, particularly at the Food Equipment Group and West Bend.

Investing Activities
For 1995, 1994 and 1993, respectively, capital expenditures amounted to $85.7 million, $69.5 million and $60.5 million. The increase in expenditures in 1995 compared with 1994 primarily reflects additions by the Food Equipment Group, Wilsonart and Florida Tile. The most significant factor in the 1994 increase over 1993 was expenditures by the Food Equipment Group. Capital expenditures are expected to be approximately $100 million in 1996.

Dividends
In 1995, dividends declared per common share were $1.01, up from 74 cents in 1994 and 54 1/2 cents in 1993. Quarterly dividends increased to 27 cents and 20 cents in the second quarters of 1995 and 1994, respectively.

Share Repurchases
In August 1995, the company announced the authorization by its board of directors of the repurchase of 6 million of its shares of common stock, with volume and timing to depend on market conditions. Under this plan, through December 30, 1995, and March 4, 1996, respectively, the company had repurchased 496,000 shares and 588,000 shares at an average cost of $51 in both periods. The company expects to continue to make modest share repurchases through the date of the Distribution. Subsequently, both Premark and Tupperware will evaluate whether to implement share repurchase programs.

The company's previous stock repurchase plan was announced in May 1993 and was completed on March 14, 1995. Under the plan, the company repurchased a total of 6 million of its shares of common stock at an average cost of $41 per share. Of the total shares repurchased, 3,396,600 shares were repurchased during the first quarter of 1995 at an average cost of $42 per share.

NEW ACCOUNTING STANDARD

In October 1995, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which governs the accounting for stock-based compensation plans, including employee stock options. The statement allows companies the choice of adopting a new fair value based method of accounting for such plans that includes expensing related compensation cost in the income statement, or continuing to apply the method currently specified under existing accounting guidelines under which generally no compensation expense is recorded. If companies elect to follow existing guidelines, the new rule requires that the notes to the financial statements include pro forma effects on net income and earnings per share as if the fair value based method were being used. The company intends to continue to measure compensation expense under the preexisting guidelines. Adoption of this new standard will be required for the company's 1996 financial statements.

IMPACT OF INFLATION

Inflation as measured by the Consumer Price Index has continued at a low level in the United States. Nevertheless, the company experienced substantial cost increases for many of its raw materials during 1995, although there was some moderation of this trend toward the end of the year. A portion of these increased costs was absorbed through increased operating and production efficiency and price increases by certain of the company's operating units. A portion remained unrecovered, resulting in lower margins in certain units.

SELECTED FINANCIAL DATA
(Dollars in millions,
  except per share           1995        1994        1993        1992        1991        1990        1989        1988        1987
  amounts)               ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating results

Net sales:
  Food Equipment Group   $1,237.8    $1,135.5    $1,009.9    $1,054.3    $1,010.4    $  999.0    $  931.8    $  874.0    $  808.9
  Decorative Products
    Group                   686.6       690.0       618.3       573.1       522.6       499.6       430.1       352.8       309.7
  Consumer Products
    Group                   289.0       292.8       239.4       206.3       206.4       203.6       204.8       203.0       179.6
                         ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Net sales from
        continuing
        operations        2,213.4     2,118.3     1,867.6     1,833.7     1,739.4     1,702.2     1,566.7     1,429.8     1,298.2
  Tupperware              1,360.2     1,276.2     1,175.2     1,106.1     1,103.4     1,036.5       968.1       921.2       856.8
                         ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

      Total net sales    $3,573.6    $3,394.5    $3,042.8    $2,939.8    $2,842.8    $2,738.7    $2,534.8    $2,351.0    $2,155.0
                         =========   =========   =========   =========   =========   =========   =========   =========   =========

Segment profit (loss):
  Food Equipment Group   $   91.9    $   80.6    $   51.3    $   49.6    $   41.1    $   26.9    $   21.8    $   57.8    $   53.3
  Decorative Products
    Group                    50.4        36.5        33.4        35.0        38.3        46.9        42.1        42.3        37.1
  Consumer Products
    Group                    25.3        39.4        22.8        20.9        22.6        19.2        17.3        15.8        13.6
                         ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
      Segment profit
        from
        continuing
        operations          167.6       156.5       107.5       105.5       102.0        93.0        81.2       115.9       104.0
  Tupperware                234.5       199.8       171.0       (25.3)      121.2        64.9       104.2       115.7        65.2
                         ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------

      Total
        segment profit   $  402.1    $  356.3    $  278.5    $   80.2    $  223.2    $  157.9    $  185.4    $  231.6    $  169.2
                         =========   =========   =========   =========   =========   =========   =========   =========   =========

Income from continuing
  operations             $   78.9    $   70.8    $   50.5    $   44.6    $   38.1    $   19.4    $   31.5    $   47.8    $   50.0
Income (loss) from
  discontinued
  operations                158.7       154.7       122.0       (40.0)       64.2        32.6        46.9        73.4        21.5
Cumulative effect of
  accounting changes          -           -           -         (83.9)        -           -           -         (15.9)        -
                         ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------



Net income (loss)        $  237.6    $  225.5    $  172.5    $  (79.3)   $  102.3    $   52.0    $   78.4    $  105.3    $   71.5
                         =========   =========   =========   =========   =========   =========   =========   =========   =========

Per common and common
  equivalent share:
    Income from
      continuing
      operations         $   1.24    $   1.06    $   0.75    $   0.68    $   0.60    $   0.31    $   0.45    $   0.69    $   0.73
    Income (loss) from
      discontinued
      operations             2.48        2.33        1.82       (0.61)       1.02        0.51        0.67        1.06        0.31

    Net income (loss)        3.72        3.39        2.57       (1.20)       1.62        0.82        1.12        1.52        1.04
                         =========   =========   =========   =========   =========   =========   =========   =========   =========

Profitability ratios

As a percent of sales:
  Food Equipment Group
    segment profit            7.4%        7.1%        5.1%        4.7%        4.1%        2.7%        2.3%       6.6%         6.6%
  Decorative Products
    Group segment
    profit                    7.3         5.3         5.4         6.1         7.3         9.4         9.8       12.0         12.0
  Consumer Products Group
    segment profit            8.8        13.5         9.5        10.1        11.0         9.4         8.5        7.8          7.6
  Total segment profit <F1>   7.6         7.4         5.8         5.8         5.9         5.5         5.2        8.1          8.0
  Income from continuing
    operations                3.6         3.3         2.7         2.4         2.2         1.1         2.0        3.3          3.9
Return on average equity     24.0        25.3        22.7       (10.3)       12.8         6.7        10.1       14.9         11.5
Return on average
  invested capital <F2>      22.8        23.0        19.3        (5.6)       11.2         6.4         9.0       12.6          9.5
_____________

<F1>  Of continuing operations.
<F2>  Net income plus after-tax long-term interest expense divided by average long-term debt and equity, of both continuing and discontinued operations.

Dollars in millions,
  except per share           1995        1994        1993        1992        1991        1990        1989        1988        1987
  amounts)               ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Financial condition

Continuing operations:
  Working capital        $  276.6    $  281.1    $  301.2    $  262.2    $  171.6    $  253.2    $  280.2    $  254.4    $  299.2
  Property, plant
    and equipment, net      424.7       401.6       394.4       403.8       409.8       425.6       280.8       275.4       253.3
  Total assets <F1>       1,961.3     1,870.4     1,497.6     1,365.9     1,512.8     1,560.6     1,348.6     1,261.5     1,161.5
  Short-term borrowings
    and current portion
    of long-term debt       133.0        25.3         3.4         5.3       102.4        33.4        45.6        69.6         5.6
  Long-term debt            121.7       121.9       122.3       120.9       122.2       322.2        95.4        85.3        81.7
Discontinued operations:
  Working capital            87.7        72.4       (49.4)      (11.2)       85.2       114.3       160.2       175.6       178.0
  Property, plant
    and equipment, net      317.7       310.2       277.1       250.8       292.0       294.3       228.7       218.6       210.9
  Total assets              943.6       882.1       785.1       661.1       741.4       746.1       679.4       659.5       659.5
  Short-term borrowings
    and current portion
    of long-term debt        83.8        58.3       140.0        19.3        19.0        40.5        31.7        19.3        47.4
  Long-term debt              0.4         0.4        45.7       153.3       156.3       173.7       158.7       152.6       154.0
Overall:
  Shareholders' equity    1,008.8       972.3       811.9       710.3       836.4       757.9       800.6       754.4       663.1
  Current ratio               1.4         1.4         1.3         1.3         1.3         1.6         1.7         1.8         1.9
  Long-term
    debt-to-equity           12.1%       12.6%       20.7%       38.6%       33.3%       65.4%       31.7%       31.5%       35.5%
  Total debt-to-capital      25.1%       17.5%       27.7%       29.6%       32.4%       42.9%       29.3%       30.2%       30.3%

Other data

Continuing operations:
  Net cash provided by
    operating
    activities           $   53.4    $  184.0    $  144.5    $   39.1    $  157.2    $  115.0    $   99.2    $   45.7    $  114.1
  Capital expenditures       85.7        69.5        60.5        56.7        46.7        78.6        49.8        49.3        37.8
  Depreciation and
    amortization             71.4        73.8        67.2        68.1        69.4        62.0        53.0        42.5        40.3
  Advertising                42.4        39.4        31.2        28.4        27.2        25.2        23.6        25.1        22.5
  Research and
    development              38.1        35.1        31.2        31.3        26.5        27.5        25.4        22.4        18.4
  Number of employees
    (thousands)              17.4        16.6        15.9        16.2        15.8        16.8        15.3        15.4        13.9
Discontinued operations:
  Net cash provided by
    operating activities    183.8       148.7       110.0       200.7       166.1       106.7        32.2        87.1        68.0
  Capital expenditures       69.3        78.7        85.6        80.0        49.9       104.6        53.6        54.8        49.4

  Depreciation               61.3        55.7        44.7        49.9        45.9        39.2        31.3        33.5        30.2
  Advertising                 8.7         8.5        11.3        14.6        10.2         7.7         5.2         4.9         9.9
  Research and
    development               6.3         8.9         9.8        10.0         4.7         3.9         3.3         2.1         7.0
  Number of employees
    (thousands)               6.9         7.3         8.0         8.0         8.2         8.6         9.4         8.6         8.9


Common stock data

Dividends declared
  per share              $   1.01    $   0.74    $  0.545    $   0.48    $   0.42    $   0.42    $   0.39    $  0.265    $  0.145
Dividend payout
  ratio <F2>                 29.8%       28.8%        +          29.5%       51.2%       37.5%       25.7%       25.5%        +
Average common and
  common equivalent
  shares outstanding
  (thousands)              63,830      66,528      67,043      65,828      63,022      63,649      70,156      69,442      68,627
Year-end book value
  per share              $  16.50    $  15.22    $  12.72    $  11.17    $  13.43    $  12.34    $  11.76    $  11.14    $   9.84
Year-end
  price/earnings ratio      13.61       13.20       15.58      (17.43)      12.50       10.59       13.73       10.40       10.76
Year-end
  market/book ratio          3.07        2.94        3.15        1.88        1.51        0.70        1.31        1.41        1.14
Year-end shareholders
  (thousands)                23.3        25.3        26.9        29.0        31.3        33.7        36.3        39.3        43.5
_____________

<F1>  Includes net assets of discontinued operations.
<F2>  Dividends declared per share divided by prior year earnings per share of both continuing and discontinued operations.

Consolidated Statement of Income
(In millions, except per share amounts)                      Dec. 30,    Dec. 31,    Dec. 25,
                                           Year ended            1995        1994        1993
                                                             ---------   ---------   ---------
Net sales                                                    $2,213.4    $2,118.3    $1,867.6
                                                             ---------   ---------   ---------

Costs and expenses
  Cost of products sold                                       1,420.9     1,368.1     1,219.3
  Delivery, sales and administrative expense                    648.0       617.6       559.9
  Interest expense                                               26.6        20.1        15.4
  Interest income                                                (2.0)       (1.9)       (1.9)
  Other expense, net                                             (0.4)        3.6         0.5
                                                             ---------   ---------   ---------
    Total costs and expenses                                  2,093.1     2,007.5     1,793.2
                                                             ---------   ---------   ---------
Income before income taxes                                      120.3       110.8        74.4
Provision for income taxes                                       41.4        40.0        23.9
                                                             ---------   ---------   ---------
Income from continuing operations                                78.9        70.8        50.5
                                                             ---------   ---------   ---------
Discontinued operations:
    Income from operations (net of tax provision of
      $57.1, $45.5 and $33.3 in 1995, 1994 and
      1993, respectively)                                       177.0       154.7       122.0
    Costs to effect the business discontinuance
      (net of $4.3 tax benefit)                                 (18.3)        -           -
                                                             ---------   ---------   ---------
Net income                                                   $  237.6    $  225.5    $  172.5
                                                             =========   =========   =========

Income (loss) per common and common equivalent share:
  Continuing operations                                      $   1.24    $   1.06    $   0.75
  Discontinued operations:
    Income from operations                                       2.77        2.33        1.82
    Costs to effect the business discontinuance                 (0.29)        -           -
                                                             ---------   ---------   ---------
Net income per common and common equivalent share            $   3.72    $   3.39    $   2.57
                                                             =========   =========   =========

See Notes to the Consolidated Financial Statements.

Consolidated Statement of Cash Flows
                                                                          Dec. 30,    Dec. 31,    Dec. 25,
(In millions)                                               Year ended        1995        1994        1993
                                                                          ---------   ---------   ---------
Cash flows from operating activities
Net income                                                                $  237.6    $  225.5    $  172.5
Adjustments to reconcile net income to net cash provided by
  operating activities from continuing operations:
    Income from discontinued operations                                     (158.7)     (154.7)     (122.0)
    Depreciation and amortization                                             71.4        73.8        67.2
Changes in assets and liabilities of continuing operations,
  excluding effects of acquisitions:
    Increase in accounts and notes receivable                                (14.9)      (40.4)      (11.8)
    Increase in inventory                                                    (11.9)      (51.7)       (4.6)
    (Increase) decrease in net deferred income taxes                         (20.3)      (17.2)        0.5
    (Decrease) increase in accounts payable and accruals                     (43.9)       49.7        25.9
    Increase (decrease) in income taxes payable                                0.7        38.6        (3.4)
    Other                                                                     (6.6)       60.4        20.2
                                                                          ---------   ---------   ---------
      Net cash provided by operating activities
        from continuing operations                                            53.4       184.0       144.5
                                                                          ---------   ---------   ---------
Cash flows from investing activities
Capital expenditures                                                         (85.7)      (69.5)      (60.5)
Other                                                                         (7.9)      (11.9)        7.2
                                                                          ---------   ---------   ---------
      Net cash used in investing activities
        from continuing operations                                           (93.6)      (81.4)      (53.3)
                                                                          ---------   ---------   ---------
Cash flows from financing activities
Repayment of long-term debt                                                   (0.7)       (0.8)       (2.7)
Net increase in short-term debt                                              103.7        21.2         0.5
Proceeds from long-term debt                                                   -           -           2.6
Payment of dividends                                                         (58.0)      (43.3)      (33.8)
Proceeds from exercise of stock options                                       14.5        16.9        12.9
Purchase of treasury stock                                                  (169.7)      (59.4)      (36.3)
                                                                          ---------   ---------   ---------
      Net cash used in financing activities
        from continuing operations                                          (110.2)      (65.4)      (56.8)
                                                                          ---------   ---------   ---------
Effect of exchange rate changes on cash and cash equivalents                   0.8         0.5        (1.1)
Cash provided by (used in) discontinued operations                           150.9       (70.9)        9.4
                                                                          ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents                           1.3       (33.2)       42.7
Cash and cash equivalents at beginning of year                                18.5        51.7         9.0
                                                                          ---------   ---------   ---------
Cash and cash equivalents at end of year                                  $   19.8    $   18.5    $   51.7
                                                                          =========   =========   =========

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet
                                                                                       Dec. 30,    Dec. 31,
(Dollars in millions, except per share amounts)                                            1995        1994
                                                                                       ---------   ---------
Assets

Cash and cash equivalents                                                              $   19.8    $   18.5
Accounts and notes receivable, less allowances of $19.7 in 1995 and $17.6 in 1994         377.8       354.1
Inventories                                                                               347.6       328.4
Recoverable income taxes                                                                   12.3         -
Deferred income tax benefits                                                               77.2        60.0
Prepaid expenses                                                                           45.0        40.3
                                                                                       ---------   ---------
      Total current assets                                                                879.7       801.3
                                                                                       ---------   ---------

Property, plant and equipment, net                                                        424.7       401.6
Intangibles, less accumulated amortization of $84.9 in 1995 and $78.4 in 1994             168.7       174.3
Other assets                                                                               73.0        98.6
Net assets of discontinued operations                                                     415.2       394.6
                                                                                       ---------   ---------
      Total assets                                                                     $1,961.3    $1,870.4
                                                                                       =========   =========

Liabilities and shareholders' equity

Accounts payable                                                                       $  104.4    $  119.3
Short-term borrowings and current portion of long-term debt                               133.0        25.3
Accrued liabilities                                                                       365.7       375.6
                                                                                       ---------   ---------
      Total current liabilities                                                           603.1       520.2
                                                                                       ---------   ---------
Long-term debt                                                                            121.7       121.9
Accrued postretirement benefit cost                                                       120.1       115.6
Other liabilities                                                                         107.6       140.4
Shareholders' equity:
  Preferred stock, $1.00 par value, authorized 50,000,000 shares; issued - none             -           -
  Common stock, $1.00 par value, authorized 200,000,000 shares;
    issued - 69,003,840 shares                                                             69.0        69.0
  Capital surplus                                                                         590.3       571.7
  Retained earnings                                                                       735.7       579.8
  Treasury stock, 7,857,080 shares at December 30, 1995,
    and 5,105,347 shares at December 31, 1994, at cost                                   (258.0)     (125.6)
  Unearned portion of restricted stock issued for future service                           (1.0)       (0.3)
  Cumulative foreign currency adjustments                                                (127.2)     (122.3)
                                                                                       ---------   ---------
      Total shareholders' equity                                                        1,008.8       972.3
                                                                                       ---------   ---------
      Total liabilities and shareholders' equity                                       $1,961.3    $1,870.4
                                                                                       =========   =========

See Notes to the Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity

                                     Number of shares                                 Amounts
                                   --------------------     -----------------------------------------------------------------
                                                                                                                   Cumulative
                                                                                                                      foreign
                                   Common      Treasury      Common      Capital      Retained      Treasury         currency
(In millions)                       stock         stock       stock      surplus      earnings         stock      adjustments
                                   -------     ---------     -------     --------     ---------     ---------     -----------
December 26, 1992                    69.0          (5.4)     $ 34.5      $ 566.4       $ 286.8       $ (69.3)        $ (105.9)
  Net income                                                                             172.5
  Cash dividends declared                                                                (34.8)
  Purchase of treasury stock                       (1.2)                                               (39.6)
  Treasury stock issued for
   incentive plans and
   related tax benefits                             1.4                     15.9          (5.8)         15.9
  Translation adjustments                                                                                               (23.7)
                                   -------     ---------     -------     --------     ---------     ---------     ------------
December 25, 1993                    69.0          (5.2)       34.5        582.3         418.7         (93.0)          (129.6)
  Net income                                                                             225.5
  Cash dividends declared                                                                (47.2)
  Purchase of treasury stock                       (1.5)                                               (61.2)
  Treasury stock issued for
   incentive plans and
   related tax benefits                             1.6                     23.9         (17.2)         28.6
  Effect of 2-for-1 stock split                                34.5        (34.5)
  Translation adjustments                                                                                                 7.3
                                   -------     ---------     -------     --------     ---------     ---------     ------------
December 31, 1994                    69.0          (5.1)       69.0        571.7         579.8        (125.6)          (122.3)
  Net income                                                                             237.6
  Cash dividends declared                                                                (61.8)
  Purchase of treasury stock                       (3.9)                                              (167.3)
  Treasury stock issued for
   incentive plans and
   related tax benefits                             1.1                     18.6         (19.9)         34.9
  Translation adjustments                                                                                                (4.9)
                                   -------     ---------     -------     --------     ---------     ---------     ------------
December 30, 1995                    69.0          (7.9)     $ 69.0      $ 590.3       $ 735.7       $(258.0)         $(127.2)
                                   =======     =========     =======     ========     =========     =========     ------------

See Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of Premark and all of its subsidiaries. Certain prior year amounts have been reclassified to conform with the current year's presentation. Intercompany accounts and transactions have been eliminated. The company's fiscal year ends on the last Saturday of December, and included 52 weeks in 1995 and 1993 and 53 weeks in 1994.

Prior years' financial statements have been restated to reflect Tupperware as a discontinued operation. See Note 2. All amounts included in the Notes to the Consolidated Financial Statements pertain to continuing operations except where otherwise noted.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories
Inventories are valued at the lower of cost or market. Inventory cost includes cost of raw material, labor and overhead. Approximately 70 percent of inventories, including substantially all domestic inventories, are valued on the last-in, first-out (LIFO) cost method. The first-in, first-out (FIFO) cost method is generally used for the remaining inventories. If inventories valued on the LIFO method had been valued using the FIFO method, they would have been $46.2 million higher at the end of 1995 and $38.4 million higher at the end of 1994.

Property and Depreciation
Properties are stated at cost. Depreciation is determined on a straight-line basis over estimated useful lives. Generally, the estimated useful lives are 10 to 45 years for buildings and improvements and 3 to 20 years for machinery and equipment. Upon the sale or retirement of property, plant and equipment, a gain or loss is recognized. If the carrying value of an asset, including associated intangibles, exceeds the sum of estimated undiscounted future cash flows, then an impairment loss is recognized for the difference between estimated fair value and carrying value. Expenditures for maintenance and repairs are charged to expense.

Intangibles
The excess of cost over the fair value of net assets of businesses acquired ($156.5 million in 1995 and $157.6 million in 1994) and other intangibles are being amortized on a straight-line basis over periods ranging up to 40 years.

Revenue Recognition
Revenue is recognized when product is shipped.

Advertising and Research and Development Costs
Advertising and research and development costs are charged to expense as incurred.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in
income in the period that includes the enactment date.   In determining the
amount of any valuation allowance required to offset deferred tax assets an assessment is made, which includes anticipating future income in determining the likelihood of realizing deferred tax assets.

Income (Loss) Per Share
Income (loss) per share is based upon the weighted average number of common and common equivalent shares, consisting of stock options, outstanding during the year.

Derivative Financial Instruments
Derivative financial instruments, primarily forward exchange contracts with maturities of less than one year, are periodically used by the company to offset the effects of exchange rate changes on net investments in foreign subsidiaries, firm purchase commitments and certain intercompany loan transactions. The company does not hold or issue financial instruments for trading purposes, nor does the company expect to incur any losses as a result of counterparty defaults.

Gains and losses on contracts designated as hedges of net investments in a foreign subsidiary or intercompany transactions of a long-term nature are accrued as exchange rates change, and are recognized in shareholders' equity as foreign currency translation adjustments. Gains and losses on contracts designated as hedges of intercompany transactions that are not of a long-term nature are accrued as exchange rates change and are recognized in income.
Gains and losses on contracts designated as hedges of identifiable foreign currency firm commitments are deferred and included in the measurement of the related foreign currency transaction.

Fair Value of Financial Instruments
The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts payable, short-term borrowings and outstanding forward exchange contracts approximated their fair values at December 30, 1995, and December 31, 1994, because of the short maturity of those instruments or their insignificance. The fair value of long-term debt is determined based on the borrowing rates available to the company for long-term debt with similar terms and average maturities.

Foreign Currency Translation
Results of operations for foreign subsidiaries are translated into U.S. dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries, other than those of operations in highly inflationary countries, are translated into U.S. dollars using the exchange rates at the balance sheet date. The related translation adjustments are recorded in a separate component of shareholders' equity, "Cumulative foreign currency adjustments." Foreign currency transaction gains and losses, as well as translation of financial statements of subsidiaries in highly inflationary countries, are included in income, but were not significant.


Note 2  DISTRIBUTION OF TUPPERWARE TO SHAREHOLDERS

On November 1, 1995, the company's board of directors authorized management to proceed with a plan to establish Tupperware as an independent company through a distribution to Premark's shareholders (the Distribution). The Distribution is subject to final approval by the board of directors; the favorable outcome of a ruling requested from the Internal Revenue Service as to the qualification of the Distribution as a tax-free event or the receipt of an acceptable opinion from outside legal counsel as to the non-taxability of the event; and the effectiveness of a registration statement filed with the Securities and Exchange Commission. The Distribution is expected to be effected by the end of the second quarter of 1996. Net sales of Tupperware were $1.4 billion, $1.3 billion and $1.2 billion in 1995, 1994 and 1993, respectively. As of December 30, 1995 and December 31, 1994, respectively, Tupperware had $87.7 and $72.4 million of net current assets.

As a result of the planned Distribution, the Company recorded a fourth quarter pretax charge of $22.6 million ($18.3 million after tax, or 29 cents per share) for costs to effect the business discontinuance. Included in that amount are $5.5 million of relocation and severance expenses, $6.0 million of professional and advisory fees, $5.0 million of registration fees and financing expenses, and $6.1 million of computer systems and facilities expenses.


Note 3  INVENTORIES




(In millions)                                1995         1994
                                         --------     --------

Finished goods                           $  169.8     $  175.0
Work in process                              37.9         27.5
Raw materials and supplies                  139.9        125.9
                                         --------     --------
Total inventories                        $  347.6     $  328.4
                                         ========     ========


Note 4  PROPERTY, PLANT AND EQUIPMENT

(In millions)                                1995         1994
                                         --------     --------

Land                                     $   26.6     $   25.5
Buildings and improvements                  249.1        238.2
Machinery and equipment                     629.9        587.0
Construction in progress                     33.4         21.4
                                         --------     --------
Total property, plant and equipment         939.0        872.1
Less accumulated depreciation               514.3        470.5
                                         --------     --------
Property, plant and equipment, net       $  424.7     $  401.6
                                         ========     ========


Note 5  ACCRUED LIABILITIES

(In millions)                                1995         1994
                                         --------     --------

Warranties and maintenance
  service agreements                     $   98.9     $   93.5
Compensation and employee benefits           89.7         96.2
Insurance                                    39.1         43.3
Other                                       138.0        142.6
                                         --------     --------
Total accrued liabilities                $  365.7     $  375.6
                                         ========     ========


Note 6  FINANCING ARRANGEMENTS

Short-term Borrowings

(Dollars in millions)              1995      1994      1993
                                 -------   -------   -------

Total short-term borrowings
  at year-end                    $132.3    $ 24.6    $  2.9
Weighted average interest
  rate at year-end                  6.1%      6.5%     10.0%
Average borrowings
  during the year                $166.4    $112.2    $  5.6
Weighted average interest
  rate for the year                 6.2%      4.7%      9.5%
Maximum borrowings
  during the year                $211.5    $190.3    $ 16.1

The average borrowings and weighted average interest rates were determined using month-end borrowings and the interest rates applicable to them. Of total year-end borrowings, $77.5 million was in the form of U.S. commercial paper. The remaining portion of short-term borrowings was from several banks.

Long-term Debt

(In millions)                        1995       1994
                                   ------     ------

10 1/2% notes due 2000             $100.0     $100.0
5.95% - 6.5% industrial revenue
  bonds due 1996-2009                17.8       17.8
Other                                 4.6        4.8
                                   ------     ------
                                    122.4      122.6
Less current portion                  0.7        0.7
                                   ------     ------
Total long-term debt               $121.7     $121.9
                                   ======     ======

Interest paid in 1995, 1994 and 1993 was $24.0 million, $18.8 million and $14.0 million, respectively.

The fair value of the 10 1/2% notes at the end of 1995 and 1994 was $118.1 million and $108.8 million, respectively. The fair value of the remaining long-term debt approximates its book value.

The company had unused lines of credit amounting to $476.5 million at December 30, 1995, including $250.0 million under an unsecured revolving credit facility, which supports the company's commercial paper borrowing capability and expires in May 1999. Total principal payments due on long-term debt in the five years subsequent to December 30, 1995, are $118.0 million, including the $100 million of 10 1/2% notes due in 2000.

Operating Leases
Rental expense for operating leases (reduced by sublease income of approximately $0.3 million in 1995, $0.4 million in 1994 and $0.2 million in
1993) totaled $34.5 million in 1995, $32.5 million in 1994 and $34.0 million in 1993. Approximate minimum rental commitments under noncancelable operating leases in effect at December 30, 1995, were: 1996 -- $24.1 million; 1997 -- $18.1 million; 1998 -- $13.9 million; 1999 -- $8.1 million; 2000 -- $5.7 million; after 2000 -- $16.7 million.

Other Financial Instruments
At December 30, 1995, the company had forward exchange contracts maturing between January 18 and March 14, 1996, to sell $104.9 million in foreign currencies at fixed rates on the value dates. The larger components of these positions were contracts to sell $36.7 million of French francs, $23.1 million of German marks and $15.2 million of British pounds sterling. At December 30, 1995, the net accrued gain on forward exchange contracts was $1.3 million, and at December 31, 1994, the net accrued loss on forward exchange contracts was $1.3 million.


Note 7  INCOME TAXES

For income tax purposes, the domestic and foreign components of income before income taxes, including discontinued operations, were as follows:

(In millions)                 1995        1994        1993
                            -------     -------     -------

Domestic                    $205.4      $206.5      $164.4
Foreign                      126.4       104.5        65.3
                            -------     -------     -------
Total                       $331.8      $311.0      $229.7
                            =======     =======     =======

The provision for income taxes, including discontinued operations, was as follows:


(In millions)                 1995        1994        1993
                            -------     -------     -------

Current

  Federal                   $ (1.4)     $ 53.4      $ 26.7
  Foreign                     94.0        59.2        43.7
  State                        6.8         9.5         5.0
                            -------     -------     -------
                              99.4       122.1        75.4
                            -------     -------     -------

Deferred

  Federal                     31.0       (21.4)      (12.1)
  Foreign                    (36.9)      (11.3)       (5.2)
  State                        0.7        (3.9)       (0.9)
                            -------     -------     -------
                              (5.2)      (36.6)      (18.2)
                            -------     -------     -------
Total                       $ 94.2      $ 85.5      $ 57.2
                            =======     =======     =======

For continuing operations, the differences between the provision for income taxes and income taxes computed using the U.S. federal statutory rate were as follows:

(In millions)                  1995        1994        1993
                             -------     -------     -------

Amount computed using
  statutory rate             $ 42.1      $ 38.8      $ 26.0
Increase (reduction) in
  taxes resulting from:
    Change in valuation
      allowance for
      federal deferred
      tax assets                 -         (3.6)       (4.8)
    Foreign income taxes       (1.7)       (2.2)        1.0
    Repatriation of
      foreign earnings         (3.1)        0.6        (1.1)
    Effect of U.S. statutory
      rate increase on net
      deferred tax asset         -           -         (1.2)
    State taxes                 3.2         3.4         1.5
    Other                       0.9         3.0         2.5
                             -------     -------     -------
Total                        $ 41.4      $ 40.0      $ 23.9
                             =======     =======     =======

For discontinued operations, the primary factors that caused the effective tax rates to be significantly lower than the statutory rate were: foreign tax benefits realized in 1995, 1994 and 1993; the favorable resolution of certain tax contingencies in 1995; and reductions in the valuation allowance for federal deferred tax assets in 1994 and 1993. The effective tax rate on the costs to effect the business discontinuance was higher than the statutory rate due to the nondeductibility of certain amounts.

In 1995 and 1994, respectively, the company recognized $18.6 million and $23.9 million of benefits for deductions associated with the exercise of employee stock options including amounts related to certain Tupperware employees. These benefits were added directly to capital surplus and are not reflected in the provision for income taxes.

Deferred tax assets (liabilities) are comprised of the following:

(In millions)                        1995         1994
                                  --------     --------

Depreciation                      $ (48.5)     $ (47.7)
Undistributed earnings
  of subsidiaries                     -           (3.5)
Other                                (1.3)        (3.6)
                                  --------     --------
Gross deferred tax liabilities      (49.8)       (54.8)
                                  --------     --------
Postretirement benefits              49.1         47.0
Employee benefits accruals           22.5         22.6
Tax carryforwards                    15.5          8.3
Adhesive claims                      13.8         14.7
Self-insurance reserves              12.5         13.2
Costs to effect the business
  discontinuance                      6.8          -
Environmental reserves                6.0          6.5
Computer leasing transactions         3.4          8.1
Other accruals                       25.8         22.0
                                  --------     --------
Gross deferred tax assets           155.4        142.4
                                  --------     --------
Valuation allowance                  (7.3)        (6.9)
                                  --------     --------
Net deferred tax assets           $  98.3      $  80.7
                                  ========     ========

At December 30, 1995, the company had foreign net operating loss carryforwards of $10.5 million. It also had $5.0 million of foreign tax credit carryforwards available to offset certain future U.S. federal income tax obligations. Of the total, $11.3 million of carryforwards expire at various dates from 1996 to 2005, and the remainder have unlimited lives. During 1995, the company recognized net benefits of $3.3 million related to foreign net operating loss carryforwards. Repatriation of foreign earnings would not result in a significant incremental cost to the company.

The company paid income taxes in 1995, 1994 and 1993, of $118.8 million, $70.8 million and $48.9 million, respectively, a portion of which was owed as a result of income generated by Tupperware.


Note 8  RETIREMENT BENEFIT PLANS

Pension Plans
The company has various pension plans covering substantially all domestic employees and certain employees in other countries.

The actuarial cost method used in determining pension expense is the projected unit credit method. Generally, annual cash contributions are equal to the minimum funding amounts required by ERISA for U.S. plans.

Net pension expense included the following components:


(In millions)                     1995       1994       1993
                                -------    -------    -------

Return on plan assets:
  Actual (gain) loss            $(55.9)    $  4.3     $(29.2)
  Deferred gain (loss)            33.6      (25.8)       8.5
                                -------    -------    -------
Net gain recognized              (22.3)     (21.5)     (20.7)
Service cost of benefits
  earned during the year           7.9        9.7        7.6
Interest cost of benefits
  earned in prior years           19.7       18.5       17.7
Net amortization                  (1.5)      (1.4)      (1.6)
                                -------    -------    -------
Net pension expense             $  3.8     $  5.3     $  3.0
                                =======    =======    =======

The assumed long-term rates of return on assets used in determining net pension expense were: U.S. plans -- 9.0 percent; foreign-funded plans -- various rates from 6.5 percent to 10.0 percent. The assumed discount rates used in determining the actuarial present value of the projected benefit obligation were: U.S. plans -- 7.25 percent at December 30, 1995, and 8.75 percent at December 31, 1994; foreign plans -- various rates from 7.0 percent to 10.0 percent. The assumed rates of increase in future compensation levels were:
U.S. plans -- 6.0 percent; foreign plans -- various rates from 5.0 percent to
7.0 percent. Substantially all of the domestic employees of Tupperware participate in the company's Base Retirement Plan. As part of the Distribution, assets of this plan will be allocated between the company's plan and a newly formed Tupperware plan in accordance with ERISA rules. Management believes that its allocation method used for purposes of the following disclosure is not significantly different from the ERISA method.

The funded status of the plans related to the company's continuing operations was as follows:


                                   U.S. plans        Foreign plans
                                 --------------      --------------
(In millions)                    1995     1994       1995     1994
                                 -----    -----      -----    -----

Actuarial present value of
  benefit obligations:
    Vested benefits             $225.1   $169.5     $ 21.4   $ 20.4
    Nonvested benefits             5.7      5.5        0.2      0.5
                                -------  -------    -------  -------
Accumulated benefit
  obligation                     230.8    175.0       21.6     20.9
Effect of projected future
  salary increases                33.5     28.7        4.0      3.9
                                -------  -------    -------  -------
Projected benefit
  obligation                     264.3    203.7       25.6     24.8
Plan assets at fair value -
  primarily equity securities
  and corporate and
  government bonds               257.9    218.7       21.9     21.7
                                -------  -------    -------  -------
Plan assets (less than)
  in excess of projected
  benefit obligation              (6.4)    15.0       (3.7)    (3.1)
Unrecognized prior
  service cost                     2.8      2.7        1.9      1.9
Unrecognized net loss (gain)      11.0     (6.4)       0.5      0.7
Unrecognized net transition
  (asset) obligation             (10.5)   (12.7)       0.2      0.2
                                -------  -------    -------  -------
Accrued pension cost            $ (3.1)  $ (1.4)    $ (1.1)  $ (0.3)
                                =======  =======    =======  =======

At December 30, 1995, and December 31, 1994, the accumulated benefit obligations of certain foreign plans exceeded plan assets. For those plans, the obligations were $69.2 million and $4.4 million for 1995 and 1994, respectively, and the fair value of their assets at the end of 1995 and 1994 was $56.8 million and $1.0 million, respectively.

The company also has several savings, thrift and profit-sharing plans. Its contributions to these plans are based upon various levels of employee participation. The total cost of these plans was $11.7 million in 1995, $13.4 million in 1994 and $11.5 million in 1993.

Medical and Life Insurance Benefits
In addition to providing pension benefits, the company provides certain postretirement health care and life insurance benefits for selected U.S. and Canadian employees. Most employees and retirees outside the United States are covered by government health care programs. Employees may become eligible for these benefits if they reach normal retirement age while working for the company and satisfy certain years of service requirements. The medical plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The U.S. medical plans include an allowance for Medicare for post-65 retirees.

The net postretirement benefit costs were:


(In millions)                 1995          1994          1993
                            -------       -------       -------

Service cost                $  2.5        $  2.9        $  2.5
Interest on accumulated
  postretirement benefit
  obligation                   9.0           7.9           8.5
Net amortization              (0.7)         (0.3)         (0.5)
                            -------       -------       -------
Net postretirement
  benefit cost              $ 10.8        $ 10.5        $ 10.5
                            =======       =======       =======

The projected liabilities, which are not funded, are reconciled to the amounts recognized in the company's balance sheet as follows:

(In millions)                         1995          1994
                                    -------       -------
Accumulated postretirement
  benefit obligation:
    Retirees                        $ 51.3        $ 58.1
    Other fully eligible
      participants                    18.8          12.9
    Other active participants         47.8          35.4
                                    -------       -------
                                     117.9         106.4
Unrecognized prior service
  benefit                              5.7           7.3
Unrecognized gain                      2.6           8.3
                                    -------       -------
Accrued postretirement
  benefit cost                       126.2         122.0
Less current portion                   6.1           6.4
                                    -------       -------
Total long-term accrued
  postretirement benefit cost       $120.1        $115.6
                                    =======       =======

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25 percent at December 30, 1995, and
8.75 percent at December 31, 1994.  The assumed health care cost trend rate is
11.0 percent for the pre-65 plan and 8.0 percent for the post-65 plan for 1995. These rates are assumed to decrease by one percentage point per year until an ultimate level of 6.0 percent is reached. The rate is assumed to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 30, 1995, by $13.0 million. The effect of a one percentage point increase on the aggregate of the service and interest cost components of net postretirement benefit cost for 1995 would be $1.5 million.

The company continues to evaluate ways in which it can improve management of these benefits and control the costs. Any changes in the plans or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of the reported obligation and future annual expense.


Note 9  INCENTIVE COMPENSATION PLANS

In May 1994, the company's shareholders approved the Premark International, Inc. 1994 Incentive Plan (the Plan). The Plan replaced the company's previous stock option, performance unit, restricted stock and annual incentive plans.

Performance Awards
Under the Plan and previous plans, key employees earned cash performance awards of approximately $11.9 million in 1995, $16.0 million in 1994 and $12.2 million in 1993. As of December 30, 1995, 240 employees were eligible to receive performance awards.

Stock Awards
The Plan includes awards of stock options and restricted stock to employees and officers. As of December 30, 1995, the maximum number of shares that may be granted under the Plan is 4,630,529, plus up to 4,683,400 additional shares if such shares are repurchased by the company. Of the total shares available for award, up to 447,329 may be granted in the form of restricted stock. As of December 30, 1995, 391 employees participated in the Plan, including certain employees of Tupperware.

All nonvested outstanding stock options vest three years after their date of grant, and the vesting periods on outstanding restricted stock range from two to four years from date of grant. All stock options issued to employees and officers under the Plan and previous plans have had exercise prices equal to the fair market value of the shares on the date of grant. Consequently, the company has not recorded any compensation expense associated with these stock options. All stock options issued under the Plan to employees and officers have a term of 10 years. Options outstanding at December 30, 1995, will expire during the period from December 26, 1996, through October 30, 2005. As of December 30, 1995, options to purchase 2,358,600 shares were exercisable. When the Distribution is completed, it is expected that the outstanding options to purchase Premark common stock, which are held by Premark officers and employees, will continue to be solely for the purchase of Premark common stock, and that options that are held by Tupperware officers and employees will be converted to options to purchase solely Tupperware common stock. The number of shares under option and their exercise prices will be set in a manner that will maintain in the aggregate the excess of market value over exercise price of the existing options immediately prior to the Distribution. As of December 30, 1995, 1,620,550 of the outstanding shares under option were held by Tupperware employees, of which 812,367 were exercisable.

Compensation expense associated with restricted stock grants is equal to the fair market value of the shares on the date of grant and is recognized ratably over the required holding period. Compensation expense associated with restricted stock grants was not significant.

In May 1993, the company's shareholders approved a Director Stock Plan (Director Plan) under which non-employee directors may elect to receive their annual retainers in the form of stock or stock options. Options granted to directors become exercisable on the last day of the fiscal year in which they are granted, have a term of 10 years and have an exercise price that compensates for the foregone cash retainer. This amount and the value of stock grants on the date of award have been recognized as an expense by the company. The number of shares initially available for grant under the Director Plan and the number of shares available as of December 30, 1995, were 600,000 and 517,192, respectively. As of December 30, 1995, options to purchase 74,000 shares were exercisable. It is expected that options outstanding under the Director Plan will be treated in the same manner as the employee stock options when the Distribution is completed.

Stock option and restricted stock activity in 1995 and 1994 for the Plan, Director Plan and previous plans is summarized below:

                                                     Average
                             Shares subject     option price
Stock Options                     to option        per share
                             --------------     ------------


Balance at December 25, 1993      6,010,020           $16.20
Options granted                     713,050            44.04
Options canceled                    (37,900)           29.18
Options exercised                (1,745,888)           11.21
                                 -----------          ------
Balance at December 31, 1994      4,939,282            21.88
Options granted                     660,050            46.16
Options canceled                   (108,900)           33.32
Options exercised                (1,129,582)           12.90
                                 -----------          ------
Balance at December 30, 1995      4,360,850           $27.59
                                 ===========          ======


                                                      Shares
                                     Shares        available
Restricted Stock                Outstanding     for issuance
                                -----------     ------------

Balance at December 25, 1993        188,800          186,040

Shares forfeited                     (6,000)           6,000
Shares released                    (128,068)             -
Increase in shares available
  due to adoption of 1994
  plan                                  -            300,000
                                    --------         --------
Balance at December 31, 1994         54,732          492,040
Shares awarded                       34,711          (44,711)
Shares released                     (45,665)             -
                                    --------         --------
Balance at December 30, 1995         43,778          447,329
                                    ========         ========


Note 10  SEGMENTS OF THE BUSINESS

The company has the following business segments: the Food Equipment Group-- commercial food equipment for the foodservice and food retail industries; the Decorative Products Group--decorative laminates, ceramic tile and hardwood flooring; and the Consumer Products Group--home appliances, direct-to-the-home cookware and physical fitness equipment.

(In millions)                          1995        1994        1993
                                   ---------   ---------   ---------

Net sales
  Food Equipment Group:
    United States                  $  710.8    $  687.8    $  610.3
    Europe                            442.2       369.2       344.0
    Other International                84.8        78.5        55.6
                                   ---------   ---------   ---------
  Total Food Equipment Group        1,237.8     1,135.5     1,009.9

  Decorative Products Group           686.6       690.0       618.3
  Consumer Products Group             289.0       292.8       239.4
                                   ---------   ---------   ---------
Total net sales                    $2,213.4    $2,118.3    $1,867.6
                                   =========   =========   =========
Segment profit
  Food Equipment Group:
    United States                  $   71.1    $   61.8    $   40.7
    Europe                             15.5        15.8         7.6
    Other International                 5.3         3.0         3.0
                                   ---------   ---------   ---------
  Total Food Equipment Group           91.9        80.6        51.3

  Decorative Products Group            50.4        36.5        33.4
  Consumer Products Group              25.3        39.4        22.8
                                   ---------   ---------   ---------
Total segment profit                  167.6       156.5       107.5


  Unallocated expenses                (22.7)      (27.5)      (19.6)
  Interest expense, net               (24.6)      (18.2)      (13.5)
                                   ---------   ---------   ---------
Income from continuing
  operations before
  income taxes                     $  120.3    $  110.8    $   74.4
                                   =========   =========   =========

Identifiable assets
  Food Equipment Group:
    United States                  $  390.8    $  378.6    $  351.8
    Europe                            246.1       218.7       202.6
    Other International                49.8        48.0        29.1
                                   ---------   ---------   ---------
  Total Food Equipment Group          686.7       645.3       583.5

  Decorative Products Group           624.5       633.8       532.6
  Consumer Products Group             139.0       142.8       113.9
  Corporate                            95.9        53.9       102.4
                                   ---------   ---------   ---------
Total identifiable assets          $1,546.1    $1,475.8    $1,332.4
                                   =========   =========   =========


Depreciation and amortization
  Food Equipment Group:
    United States                  $   16.9    $   19.7    $   16.1
    Europe                              8.5         7.6         8.1
    Other International                 1.0         1.4         0.8
                                   ---------   ---------   ---------
  Total Food Equipment Group           26.4        28.7        25.0

  Decorative Products Group            37.4        38.5        36.1
  Consumer Products Group               5.3         5.2         5.0
  Corporate                             2.3         1.4         1.1
                                   ---------   ---------   ---------
Total depreciation and
  amortization                     $   71.4    $   73.8    $   67.2
                                   =========   =========   =========

Capital expenditures
  Food Equipment Group:
    United States                  $   26.9    $   23.2    $   14.1
    Europe                              6.5         6.6         7.8
    Other International                 2.3         0.7         0.5
                                   ---------   ---------   ---------
  Total Food Equipment Group           35.7        30.5        22.4

  Decorative Products Group            40.9        31.6        30.3
  Consumer Products Group               8.6         6.9         6.1
  Corporate                             0.5         0.5         1.7
                                   ---------   ---------   ---------
Total capital expenditures         $   85.7    $   69.5    $   60.5
                                   =========   =========   =========

The operations of the Decorative Products and Consumer Products groups are predominantly in the United States. Sales to a single customer did not exceed 10 percent of total sales. Export sales were $124.6 million, $117.0 million and $113.7 million in 1995, 1994 and 1993, respectively. In the Decorative Products Group, the only class of products that accounted for more than 10 percent of consolidated sales was decorative laminates with sales of approximately $426 million in 1995, $427 million in 1994 and $388 million in 1993.

Unallocated expenses are corporate expenses and other items not related to the operations of the segments. Corporate assets consist of cash and assets maintained for general corporate purposes. As of December 30, 1995, the company's net investment in international operations was $239.4 million.


Note 11  CONTINGENCIES

The company and certain subsidiaries are involved in litigation and various legal matters that are being defended and handled in the ordinary course of business. Included among these matters are environmental issues for which the company estimates its range of possible exposure to be $14 million to $37 million as of December 30, 1995. The company anticipates that any necessary expenditures would be made over the next 10 years. As of December 30, 1995, the company had accruals of $18.0 million for these matters. The company has not recorded any significant claims against third parties associated with these accruals.

As of December 30, 1995, the company had an accrual of $66.7 million recorded for the estimated costs of adhesive claims against its Wilsonart subsidiary. Also recorded were assets totaling $31.2 million representing future amounts expected to be reimbursed by its insurer for these claims.

As of December 30, 1995, the company guaranteed indebtedness of Tupperware's foreign subsidiaries under available lines of credit aggregating $266.4 million. As of that date, $82.4 million of debt was outstanding under these lines and is included in "Net assets of discontinued operations" on the Consolidated Balance Sheet. It is not practical to estimate the fair value of these guarantees; however, the company does not expect to incur losses as a result of these guarantees. The guarantees are expected to expire in 1996.

None of the company's contingencies is expected to have a material adverse effect on its financial position, results of operations or any individual year's cash flow.


Note 12  QUARTERLY SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations, the dividends declared per share of common stock and the price range of the common stock composite for each quarter in the years ended December 30, 1995, and December 31, 1994.


(In millions, except              First   Second    Third   Fourth
 per share amounts)             quarter  quarter  quarter  quarter
                                -------  -------  -------  -------


Year ended December 30, 1995
Net sales                        $519.6   $539.0   $556.3   $598.5
Cost of products sold             333.1    342.5    353.0    392.3
Income from continuing
  operations                       14.2     17.1     26.0     21.6
Net income                         46.5     67.1     46.8     77.2
Per common and common
  equivalent share:
    Income from continuing
      operations                   0.22     0.27     0.41     0.34
    Net income                     0.71     1.06     0.74     1.22
Dividends declared
  per share                        0.20     0.27     0.27     0.27
Composite stock price range:
  High                           46 3/4   53 1/2   54 3/4   52 1/2
  Low                            38 1/2   44       50 3/4   44 1/8
  Close                          44 1/8   51 7/8   50 7/8   50 5/8

Year ended December 31, 1994
Net sales                        $489.7   $500.4   $532.6   $595.6
Cost of products sold             319.0    321.0    341.7    386.4
Income from continuing
  operations                       11.1     14.4     22.1     23.2
Net income                         37.8     56.9     40.9     89.9
Per common and common
  equivalent share:
    Income from continuing
      operations                   0.16     0.22     0.33     0.35
    Net income                     0.56     0.86     0.62     1.35
Dividends declared
  per share                        0.14     0.20     0.20     0.20
Composite stock price range:
  High                           44 1/8   40 5/16  46 5/8   48
  Low                            35 1/8   33 9/16  36 3/4   40
  Close                          36       37 5/8   42 1/4   44 3/4


Note 13  SHAREHOLDERS' RIGHTS PLAN

In 1989, the company adopted a shareholders' rights plan with a duration of 10 years, under which shareholders received a dividend of a right to purchase one-half of a share of common stock for each right owned. The rights are exercisable if 20 percent of the company's common stock is acquired or threatened to be acquired, and the rights are redeemable by the company if exercisability has not been triggered. Under certain circumstances, if 30 percent of the company's shares are acquired, a right entitles the holder to buy shares of the company equal in value to twice the exercise price of each right. Upon acquisition of the company by a third party, a holder could receive the right to purchase stock in the acquirer. The foregoing percentage thresholds may be reduced to not less than 15 percent.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Premark
International, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of Premark International, Inc. and its subsidiaries at December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Premark International, Inc.'s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





Price Waterhouse LLP
Chicago, Illinois
February 23, 1996

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

The company maintains internal control systems, policies and procedures designed to provide reasonable assurances that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded and that accounting records may be relied upon for the preparation of financial information. There are inherent limitations in all internal control systems based on the fact that the cost of such systems should not exceed the benefits derived. Management believes that the company's systems provide the appropriate balance of costs and benefits. The company also maintains an internal auditing function that evaluates and reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

The Audit and Corporate Responsibility Committee of the Board of Directors is composed entirely of outside directors. The Committee meets periodically and independently with management, the internal auditors and Price Waterhouse LLP to discuss the company's internal accounting controls, auditing and financial reporting matters. The internal auditors and Price Waterhouse LLP have unrestricted access to the Audit and Corporate Responsibility Committee.

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